Form 10-K, Exhibit 13
period 1993-12-31
MOTOROLA INC
filed 1994-03-28
CIK 68505

                                                                   EXHIBIT 13

FINANCIAL RESULTS

     Sales and earnings set records as strong growth continued throughout our major businesses. Sales increased 28% to approximately $17.0 billion from $13.3 billion in 1992. Earnings were $1.02 billion, or $3.55 per share on a fully diluted basis, compared with $576 million, or $2.09 per share on the same basis a year earlier, before the 1992 cumulative effect of a change in accounting principle involving postretirement benefits other than pensions.
Net margin on sales was 6.0%, compared with 4.3% a year ago. Detailed operating and financial results of our various businesses in 1993 appear on pages 18-37.


REVIEW OF OPERATIONS

SEMICONDUCTOR PRODUCTS SECTOR

     Segment sales advanced 28% to $5.7 billion, the 20th consecutive quarter of sales growth. Orders climbed 26%, and segment operating profits were higher. Amid the convergence of computing, communications and consumer/entertainment technologies, we developed an array of advanced products to help lead this evolution and provide innovative, on-chip solutions for customers worldwide.

     All major market regions posted double-digit growth, led by Asia-Pacific. Among market segments, communications set the pace for new orders, followed by automotive, personal computer/workstation, industrial and consumer. Distributor channels also posted strong increases. We also achieved double-digit growth in each of our major product groups. Microcontrollers, microprocessors, digital signal processors, mixed signal (analog-digital), logic integrated circuits, MOS gate arrays, memories, analog and communication devices led the way, with most product categories contributing.

     Support for the PowerPC -TM- family of reduced instruction set (RISC) microprocessors expanded during the year. It is being developed as part of our technology alliance with IBM and Apple Computer. Volume production of the PowerPC 601 was begun by IBM in third quarter. Designed for use in desktop systems, the 601 also supports high-end symmetric multiprocessing features. Initial production of the PowerPC 603, targeted for notebook computers and other battery-powered devices, was announced in October. Motorola and IBM will manufacture the 603 chip.

     Development of the other two members of the PowerPC family continued on schedule, with rollout of these powerful microprocessors slated to occur in 1994. The 604 microprocessor addresses high-performance PCs, workstations, servers and graphics applications. The 620 is designed for super high performance uniprocessor and multiprocessor workstations, servers and supercomputers.

     Microsoft Corp. and Motorola announced that a port of the Microsoft -R-Windows NT -TM- operating system is under way. Windows NT joins IBM's AIX -R-and OS/2 -R-, Apple's Macintosh System 7 -R-, PowerOpen -TM- Environment, Taligent's Object-oriented Environment and Sun Microsystems' Solaris -R- as PowerPC -TM- operating systems.

     Along with Apple and IBM, a wide variety of customers announced the use of PowerPC microprocessors. They include Bull, Ford Motor Co., Harris, Kaleida Labs/Scientific Atlanta, Tadpole Technology and Thomson-CSF.

     The Taiwan New PC (personal computer) Consortium, which encompasses more than 70% of the world's PC motherboard manufacturing, was launched to develop and promote PowerPC systems. In addition, six key industry leaders formed the PowerOpen Association to provide software developers with services to support development of products based on the PowerPC architecture.

     The year was highlighted by new or expanded technology relationships with key computer customers. Apple Computer chose the 33MHz version of our 68030 microprocessor for its PowerBook -TM- Duos and the 68040 for its new high performance desktop computers. Low power devices, such as our 3.3-volt 68040V microprocessor, for portable and other battery powered computing were a big focus during the year. For example, our patented read-channel device for hard disk drives operates as low as 2.7 volts.

     We became the second largest worldwide supplier of static random access memories (SRAMs), which are used in many computer systems. In addition, we introduced low voltage logic products for the computer and communications markets.

     We capitalized on rapid growth in the communications arena by introducing GaAS (gallium arsenide) RF field effect transistors for cellular phones, with more than one million units shipped during the year. We also introduced a new family of integrated processors for the personal communications wireless market, including the Dragon I -TM- for personal intelligent communicators. For the emerging digital information superhighway, we introduced the first 32-bit
Quad Integrated Communications Controller.

     In automotive markets, we continued to win key designs at Ford, General Motors and Chrysler for engine, powertrain, safety and electrical systems. Ford will use our insulated gate bipolar transistors in next-generation ignition systems. A licensing agreement with Bosch of Germany will provide that customer with microcomputers, digital signal processor architectures and wafer manufacturing techniques.

     In consumer markets, in partnership with Thomson Consumer Electronics we released an industry standard closed-captioning device. Our new 1GHz amplifier family will enable cable TV providers to add hundreds of new channels. In the multimedia arena, we partnered with Scientific Atlanta and Kaleida Labs to produce the Malibu -TM- graphic chip set, and introduced the 68341 processor for CD-I (compact disk-interactive) Systems.

     In the industrial arena, in partnership with Allen Bradley we developed a new motor control drive family using hybrid power module technology. We shipped more than 600 LonBuilder development systems to customers worldwide, with IBM, AT&T, Honeywell and Raytheon among companies that have adopted this technology and our Neuron Chip -R- for intelligent, distributed sense and control networks. Our leadership in Smart Card technology was underscored by production of the 100 millionth chip in our East Kilbride, Scotland facility.

     Many of the products we make are used in a wide spectrum of applications, and we expanded many popular device lines. For example, as the world's largest producer of microcontrollers, we added to the 68H05 family of customer-specified controllers and announced key additions to our HC11 and HC16 families. We continued expanding our sensor lines, with a new thrust in chemical sensors.

     Expansions in our worldwide production network were announced to address the increasing demand for semiconductors. We purchased a wafer fabrication facility in Irvine, Calif., and announced new or expanded facilities in Austin, Texas; Chandler, Mesa and Phoenix, Ariz.; Carmona, the Philippines; Tai Po, Hong Kong; East Kilbride, Scotland; Aizu and Sendai, Japan; and Tianjin,
China.

     Thomas D. "Tommy" George was elevated to President of the Semiconductor Products Sector, replacing James A. Norling, who was appointed President of Motorola Europe, Middle East and Africa. Murray A. Goldman was promoted to Senior Vice President and Assistant General Manager.

GENERAL SYSTEMS SECTOR

     Segment sales advanced 43% to $5.2 billion and orders rose 42%. Segment operating profits were higher.

     Sales of Motorola cellular telephones continued to show strong growth worldwide.

     We introduced the world's lightest GSM digital phone.  GSM is a digital
protocol that allows international roaming throughout western Europe.   A line
of personal and portable Time Division Multiple Access (TDMA) digital cellular telephone products was introduced for the North American market.

     Motorola acquired an 18% interest in Telular Corp. and formed a strategic relationship to advance the development of fixed wireless products. Motorola also acquired a 40% interest in CedeTel, S.A. de C.V., which serves customers in Monterey, Mexico's second largest market.

     The world's first integrated cellular phone and pager underwent field trials. Called the MicroTAC -R- RSVP -TM-, it incorporates a numeric digital pager with silent vibrating alert in a single phone.

     Our cellular infrastructure business made significant gains. Analog systems were expanded in Austria, China, Latin America, Spain and the United Kingdom. Our narrowband technology, which increases capacity and improves voice quality of existing systems, has been adopted by more than 12 major operators worldwide.

     Motorola was awarded new digital cellular GSM contracts in Austria, Belgium, Pakistan, Qatar and the United Arab Emirates. We also won expansion awards and second source supplier contracts in Germany, Portugal, and the U.K. To meet the increased demand, we expanded our Swindon, U.K., manufacturing facility.

     Several cellular operators in the U.S. and the Philippines awarded us contracts to supply Code Division Multiple Access (CDMA) cellular infrastructure systems. In Japan, we were awarded our third digital cellular contract to provide SC -TM- 9600 base station equipment for Personal Digital Cellular systems. The SC 9600 offers customers multiple analog and digital air interfaces in a compact cabinet.

     Several U.S. cellular operators began offering our Cellular Digital Messaging Services (CDMS). It provides customers with paging, voice mail notification and digital alphanumeric messaging capabilities. We also won three additional contracts for our PPS -R- 800 Personal Phone Service, which gives customers a single phone number to use at home, at work and while traveling.

     We asked the Telecommunications Industry Association that our proposed Interface Specification be used as the basis for developing a standard open and common cellular industry interface between base stations and switches throughout North and South America. We have achieved full radio frequency and switch compatibility for all switches in commercial use for the GSM digital standard.

     Motorola and Northern Telecom announced that the cellular infrastructure systems, sales and service activities within the joint venture, Motorola Nortel Communications Co., would return to the parent companies.

     We supplied equipment for eight new CT-2 (telepoint) systems, four of which went into service during 1993. Motorola systems are now in the Netherlands, Finland, Singapore, Hong Kong, Malaysia, Thailand and China. CT-2 (second-generation cordless phone) subscriber equipment began shipping into the digital home cordless telephone market in Germany, the Netherlands, Singapore and Hong Kong. We are also engaged in tests of various microcell personal communications systems worldwide.

     The Computer Group announced its Series 900 family of UNIX-based systems and servers. Based on the Motorola 88110 RISC microprocessor, they feature "snap-together" modularity and expandability. The group also introduced its highest performance single board computer based on the 88110.

     The Series FT -TM- family of fault-tolerant open network system platforms was announced. They are particularly suited for telecommunications applications.

COMMUNICATIONS SEGMENT

     In this segment, composed of the Land Mobile Products Sector (LMPS) and the former Paging and Wireless Data Group (PWDG), sales rose 24% to $4.8 billion and orders rose 27%. Segment operating profits were higher.

     In LMPS, higher orders reflected strong worldwide demand for trunking systems and new portable two-way radios. New orders for digital Motorola Integrated Radio Systems (MIRS) totaled more than $400 million in 1993, including an order for more than $100 million from China that represents the largest international order in the sector's history, and orders from Nextel Communications, Inc., for MIRS equipment for its Chicago and New York systems. We received conditional acceptance of the MIRS system installed in Los Angeles for Nextel.

     Motorola signed agreements in principle to sell its 800MHz Specialized Mobile Radio (SMR) systems, businesses and licenses in the U.S. to Nextel, Dial Page, Inc., and CenCall Communications, Inc., in exchange for minority ownership positions in the three SMR operators. Completion is subject to definitive agreements and regulatory approvals and approvals by stockholders of the three companies, among other items. Motorola acquired Airwave Communications Corp.
of Los Angeles, an SMR
operator, and acquired, or agreed to acquire, other SMR operators. Some of these agreements are conditional.

     Major orders for systems using our Astro -TM- digital technology were received in Canada, Australia, Austria and Switzerland. Our first Astro wide-area trunking system began operating in South Florida. Orders for other large trunking systems came from Taiwan, China, Hungary, Portugal and Mexico and several states in the U.S.

     We introduced the Visar -TM- , the industry's smallest high-powered portable two-way radio at eight cubic inches. Two new Radius -R- portables were introduced for first-time users, and will be sold through distributors and retailers for both business and leisure time use. A new portable developed specifically for China offers telephone interconnect capabilities. A new generation of mobile and portable two-way radios for Europe supports a variety of signaling formats.

     Motorola sold certain assets of its CoveragePLUS -R- U.S. network to Qualcomm Inc.'s OmniTRACS -R- business. We are working with Qualcomm for a smooth transition of CoveragePLUS customers to the OmiTRACS satellite communications network.

     By forming joint ventures, we expanded our trunked radio network services in international markets. Our joint venture with Organizacion Cisneros of Venezuela began operations in Caracas and five other cities. Other joint ventures began new shared trunked two-way radio service in Sao Paulo and Port Allegre, Brazil, and in Prague in the Czech Republic.

     In the former Paging and Wireless Data Group, paging orders again set records. The Asia-Pacific region led the international growth, especially in China. Strong Latin American growth was fueled by the expansion of the Brazilian, Colombian and Mexican markets. In the United States, sales through retail stores were strong. The paging infrastructure business received major awards in the United States, Latin America, Europe and Asia.

     New subscriber products include the Freespirit -TM- and Bravo -R- Encore pagers, as well as the Memo Express -TM-, the world's first endless line feature alphanumeric pager. The Kanaco pager was developed for the new common carriers in Japan. A new manufacturing facility was opened in Fort Worth, Texas.


     The new FLEX -TM- paging protocol underwent successful market trials. The protocol provides enhanced speed and increased subscriber capacity for pager carriers.

     We introduced the first in a line of NewsCard -TM- credit-card sized messaging receivers for use with handheld computers. NewsCard began shipping
for both Apple Computer's Newton -TM- , Casio's Z7000 -TM-   and Tandy Corp.'s
ZPDA -TM- Zoomer personal digital assistants. The service to Newton is provided by MobileComm and the service to Zoomer is provided by Motorola's EMBARC -TM- (Electronic Mail Broadcast to A Roaming Computer) messaging service.

     Wireless data technology moved forward in several areas. United Parcel Service (UPS) will use Motorola packet radio modems on a new wireless packet data network in Germany. UPS is a major user of our wireless data products in the U.S. Pilot systems also were installed in Australia and Malaysia, and a Hong Kong system was upgraded.

     We are developing a family of wireless personal communicators that will use operating systems from General Magic, Apple Computer and Microsoft. We also have demonstrated Mobile Networks Integration products, designed for end-to-end connectivity between the increasing varieties of both mobile computing devices and wired and wireless networks.

     Motorola acquired Lexicus Corp., a developer of handwriting recognition software for pen-based computers, and invested in RadioMail Corp., a provider of wireless electronic mail services.

     In January 1994, the Paging and Wireless Data Group's businesses were incorporated into the new Messaging, Information and Media Sector, as discussed on page 9.

GOVERNMENT AND SYSTEMS TECHNOLOGY GROUP  (GSTG)

     Segment sales increased 32% to $858 million and orders rose 54%. The group recorded a larger loss than a year ago. GSTG continued to move into commercial and international markets while maintaining its traditional Department of Defense market share.

     The group continued development on several Joint Stars Light Ground Station Modules for the U.S. Army, and produced a modified commercial cellular network to help communications and tracking of troops and equipment during battlefield exercises at the National Training Center in Fort Irwin, Calif.

     GSTG received orders totaling $335 million as prime contractor for the Iridium -TM/SM- global personal communications system. The program is discussed on page 12. The Diversified Technologies Division was formed to pursue new commercial businesses, including space, positioning systems, personal alarm and reporting systems, secure telecommunications and test equipment.

     Amtech Corp. and GSTG formed an Intellitag Products joint venture to produce electronic toll and traffic management systems for autos and other vehicles. Along with Motorola's Automotive, Energy and Controls Group, GSTG formed the Position and Navigation Systems business to develop equipment using Global Positioning System technology.

AUTOMOTIVE, ENERGY AND CONTROLS GROUP (AECG)

     Sales were up 39% and orders rose 37%. Operating profits were higher. AECG's results, which are part of the Other Products segment, include the Automotive and Industrial Electronics Group and Motorola Lighting, Inc., as well as two former Communications Segment businesses, the Component Products Division and Energy Products Division. Results include a significant level of internal sales of crystals, filters and battery products to other business segments.

     AECG's performance was led by strong demand for component and energy products and continued growth in the U.S. automotive market. Major orders included programs for body electronics modules, ignitions, load control receivers, quartz and ceramic components, electronic ballasts, batteries and chargers. The group announced it will manufacture PC multimedia communications hardware for BT (formerly British Telecom).

     AECG is adding new or expanding facilities in Singapore; Tianjin, China; Albuquerque, N.M., and Vernon Hills, Ill. Motorola acquired Indala Corp., a manufacturer of radio frequency identification cards, tags and readers used in access control, vehicle identification and industrial automation systems. Motorola and Schlumberger Ltd. formed a joint venture to develop wireless electronics technology for remote and automated reading of utility meters.

     The first vehicles equipped with Motorola's in-vehicle route guidance system were delivered for a field test of Intelligent Vehicle Highway Systems in the Chicago area. A new manufacturing facility was unveiled by Motif Inc., a joint venture of Motorola and In Focus Systems, Inc. to develop and manufacture Active Addressing -TM- liquid-crystal display technology. Motorola
Lighting, Inc., expanded its distribution network and received additional orders from major fluorescent light fixture manufacturers.

INFORMATION SYSTEMS GROUP

     Group sales declined 2% and orders were 1% lower. Operating profits were lower. The group's results are part of the Other Products segment.

     Codex introduced the 6950 SoftCell -TM- ATM Networking Node, a software-defined communications platform that integrates data, voice, image and video over existing and emerging worldwide carrier services. Other new products included the Multimedia Periphery Router -TM- and a digital service unit with synchronous data compression.

     Universal Data Systems (UDS) introduced two portable modems that connect directly to Motorola cellular telephones. A multiprotocol dial-up networking router also was introduced. A combination bridge and router, the product provides dial-up networking so that organizations can link large numbers of remote users together. UDS expanded its Canadian operation and opened new offices in the Czech Republic and Dubai.

     In early 1994, a reorganization of ISG was announced as part of the creation of the Messaging, Information and Media Sector. ISG established a transmission line of business, responsible for all transmission product engineering, and development, marketing and support worldwide, and a networking unit, responsible for network management systems.

NEW ENTERPRISES

     The New Enterprises organization manages our entry into strategically relevant, emerging, high-growth and high-technology worldwide business arenas. One of these companies, INFO Enterprises, Inc., provides services such as the EnGenius(SM) on-line source of engineering component information, and litigation support delivered to a desktop computer.

     Emtek Health Care Systems is a leader in the provision of clinical information systems for critical-care intensive care units, while moving to acute care and enterprise-wide electronic medical systems.

     Motorola New Enterprises continually seeks to identify paradigm shifting technologies, discontinuous business opportunities and individual entrepreneurs with vision and a passion for their enterprise.

FINANCIAL REVIEW

Motorola Management's Discussion and Analysis of Financial Condition and Results of Operations includes the Financial Results section of the Letter to Stockholders on pages 2-3 and the Review of Operations on pages 18-21, in addition to the following commentary. This commentary should be read in conjunction with the consolidated financial statements and notes, presented on pages 26-37, for a full understanding of Motorola's financial position and results of operations.

RESULTS OF OPERATIONS

Sales increased 28% to $17.0 billion from $13.3  billion in 1992.  Sales in 1991
were $11.3 billion.   The Semiconductor Products segment continues to  be the
largest business segment, reporting 31% of total sales in 1993, compared to 32% in 1992. The General Systems Products segment also continued its growth, representing 28% of total sales in 1993 compared with 26% a year ago. International market sales, as measured by the locale of the end customer, represent 54% of total sales in 1993, compared with 52% a year ago. The growth was primarily due to stronger markets in the People's Republic of China/Hong Kong, and the rest of the Asia-Pacific region.

     Operating profits were $1.94 billion. The Semiconductor Products Segment again showed the most profit improvement in 1993, and the General Systems Products segment maintained its position as one of the Company's most profitable segments in 1993. The Company's profitability was primarily affected by significant volume increases driven by demand for its products. The Company continued investing in new technologies across business segments.

     Net earnings in 1993 were $1.0 billion, or $3.56 and $3.55 per primary and fully diluted common and common equivalent share, respectively, compared with $576 million before the cumulative effect of change in accounting principle, or $2.10 and $2.09 per primary and fully diluted common and common equivalent share, respectively, a year earlier. In 1991, earnings were $454 million, or $1.70 and $1.69 per primary and fully diluted common and common equivalent share, respectively. Net margin on sales was 6.0%, compared with 4.3% a year ago, before the cumulative effect of change in accounting principle.

     Sales in the fourth quarter were $4.99 billion, up 35% from $3.71 billion in the fourth quarter of 1992. Earnings in the fourth quarter were $340 million, or $1.15 per primary and fully diluted common and common equivalent share, compared with $181 million, or 65 cents and 64 cents per primary and fully diluted common and common equivalent share, respectively, a year ago. Motorola routinely reviews its business strategies, organizational structure, and asset valuations, and implements changes deemed appropriate by management. Charges associated with these decisions are included in selling, general, and administrative expenses; amounts provided in the fourth quarter of 1993, principally relating to the Communications Products, General Systems Products, and Other Products segments, were larger than amounts recorded in prior periods.

     The effective tax rate for 1993 of 33% is up from the 1992 rate of 28% and the 1991 rate of 26%, principally due to continued growth in countries with high tax rates.

     The Company will adopt SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," effective January 1, 1994. The statement establishes a new accounting and reporting standard to be applied to investments in equity and debt securities. The statement requires the Company, based on its intent to hold or dispose of the securities, to categorize them into one of three separate groups, each receiving different accounting treatment. The impact of this change on the Company's financial position and results of operations is not expected to be material.

     In recent years, a large and increasing portion of the Company's net sales, operating profits and growth have come from its international operations. As a result, the Company's business activities and its results could be significantly affected by the policies of local governments and prevailing social and economic conditions, such as unstable governments, inflation rates, monetary fluctuations, balance of payments, foreign exchange rates and trade restrictions or prohibitions.

     During 1993, a significant portion of the Company's growth was in the People's Republic of China/Hong Kong. Total sales in these two countries, as measured by the locale of the end customer, were $1.56 billion in 1993. Any possible restrictions on U. S. trade imposed by the People's Republic of China or by the United States on the People's Republic of China, for example, through its loss of Most Favored Nation trade status, could have a significant effect on the Company's growth in this region of the world.

     While the Company operates using many currencies, the U. S. dollar is the primary functional currency for financial reporting purposes. On January 1, 1993, the Company's operations in Japan began to use the Japanese yen as its functional currency. Beginning on January 1, 1994, the Company's European operations will begin to use an appropriate local functional currency for financial reporting purposes. The Company monitors all foreign currency exposures and generally implements strategies to reduce the impact of currency fluctuations on its financial position and results, including hedging activities.

STRATEGIC INVESTMENT: The Company further advanced its strategic investment in the IRIDIUM-TM-(SM) global communications system. The system is being developed by Iridium, Inc., a private, international consortium of telecommunications and industrial companies. The Company has reduced its ownership in Iridium, Inc. from 100% to approximately 29% and intends to further reduce its ownership to not less than 15% over time. At December 31, 1993, the Company's equity investment in and commitments to make equity investments in Iridium, Inc. totaled $231.3 million; additionally, it has committed, subject to action by the Iridium, Inc. Board, to additional equity investments totaling approximately $60 million. Iridium, Inc. will require additional funding from various sources in order to complete the global communications system, which is expected to take place over the next five years.

     The Company has executed two contracts with Iridum, Inc., for the construction and operation of portions of the global communications system, providing for approximately $6.3 billion in payments by the consortium over a ten year period. The Company has in turn entered into significant subcontracts for portions of the system, for which it will generally remain obligated even if Iridium, Inc. is unable to satsify the terms of the contracts with the Company, including funding. Separately, the Company is making significant investments to produce ancillary products for the system, such as subscriber units.

TRANSFER OF SPECIALIZED MOBILE RADIO BUSINESSES, SYSTEMS, AND LICENSES: The Company has signed agreements in principle with Dial Page, Inc., CenCall Communications Corp., and NEXTEL Communications Inc., under which the Company agreed to transfer substantially all of its 800 MHz specialized mobile radio businesses, systems and licenses in the United States, along with cash, in exchange for stock and warrants in these companies. Binding agreements to complete these transactions are subject to various conditions, including agreement on definitive documents, and approvals by the Federal Communications Commission and other governmental agencies, and the shareholders of each of the three companies. The Company may receive approximately 11.74 million shares of Dial Page, Inc. stock and a warrant to purchase an additional 1 million shares at specified, increasing prices; 11.5 million shares of CenCall Communications Corp. common stock and a warrant to purchase an additional 4 million shares at specified, increasind prices; and 35.5 million shares of NEXTEL Communications Inc. common stock, subject to certain adjustments. In connection with these agreements, those companies have agreed to enter into purchase agreements to use Motorola Integrated Radio System technology on those systems. These agreements in principle provide that the Company will lend or guarantee approximately $440 million in connection with these transactions, which may result in some concentrations of credit risk. The agreements in principle further provide that the Company will acquire certain managed licenses (or substitutes) within specified periods.

ENVIRONMENTAL MATTERS: Regulating agencies are proposing regulations and interpreting legislation in a manner that allows retroactive imposition of remedial requirements. The Company is engaged in a number of remedial efforts, some of which have been identified as Superfund sites under the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, or similar state laws. The Company accrues costs associated with environmental matters when they become probable and reasonably estimable. At the end of 1993, the Company has accrued liabilities for the remedial efforts of approximately $42 million. However, due to their uncertain nature, the amounts accrued could differ, perhaps significantly, from the actual costs incurred. These amounts assume no substantial recovery of costs from any insurer. The remedial efforts include environmental cleanup costs, and communication programs. These liabilities represent only the Company's share of any possible costs incurred in environmental cleanup sites, since in most cases, potentially responsible parties other than the Company may exist.

STOCK SPLIT: On February 1, 1994, the Board of Directors declared a two-for-one stock split, effected in the form of a 100% stock dividend, to stockholders of record on March 15, 1994, payable on April 18, 1994. On the same day, the Board of Directors approved an increase of 27% in the quarterly dividend.

RESEARCH AND DEVELOPMENT: Expenditures increased to $1.52 billion in 1993, up from $1.31 billion in 1992 and $1.13 billion in 1991. The Company continues to invest approximately 9% of every sales dollar in product development and technological advances, and continues to believe that a strong commitment to research and development will drive long-term growth.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations reached a record $2.31 billion in 1993 compared with $1.96 billion in 1992 and $1.36 billion in 1991.

     Accounts receivable levels grew at a significantly slower pace than sales. The number of weeks that accounts receivable were outstanding was reduced to 6.1 for 1993 from 7.1 for 1992. While the Company's inventory levels also grew, the inventory turns improved to 5.8 in 1993 from 5.2 in 1992.

     The Company's ratio of net debt to net debt plus equity was 11.9% for 1993 compared with 15.2% in 1992.

     As of December 31, 1993, the zero coupon notes referred to as Liquid Yield Option-TM- Notes ("LYONs"-TM-), due 2009, have a face value of $744 million. During 1993, various holders of the 2009 LYONs exercised conversion rights for approximately 568,000 notes ($216 million carrying value).

     On September 27, 1993, the Company issued $480 million principal amount at maturity of LYONs due 2013, for net cash proceeds of $301 million. The 2013 LYONS are subordinated to all existing and future senior indebtedness of the Company, rank on a parity with the 2009 LYONs, and may be redeemed by the holders prior to the stated maturity. The 2013 LYONs are convertible into the Company's common stock at a conversion rate of 5.589 shares per LYON.

     In March 1993, the Company issued $200 million in aggregate principal amount of 6.5% 15-year notes, which fully depleted its shelf registration statement. In 1993, the Company redeemed all of its 8% sinking fund debentures due 2007 which were then outstanding. In 1994, the Company intends to call the 11.5% Eurodollar notes due 1997.

     As of December 31, 1993, the Company had domestic and international credit facilities totaling $1.88 billion, of which $1.48 billion remain unused. Cash generated from operations and available credit facilities provides support for short-term funding requirements.

     Capital expenditures required to support current and long-term growth increased to $2.13 billion from $1.39 billion in 1992. The expenditures for 1994 are expected to be higher than the 1993 level. The 1991 expenditures totaled $1.32 billion. The Semiconductor Products segment continues to comprise the largest portion of fixed asset expenditures, with 53% of all such investments.

     LYON-TM- is a trademark of Merrill Lynch & Co., Inc.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation, integrity, and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

     Motorola's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify, and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties, and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner which is above reproach.

     KPMG Peat Marwick, independent auditors, are retained to audit Motorola's financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied.

     The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent auditors and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal controls, and financial reporting matters.



/s/ GARY L. TOOKER                      /s/  CARL F. KOENEMANN
Gary L. Tooker                          Carl F. Koenemann
Vice Chairman and                       Executive Vice President
Chief Executive Officer                 and Chief Financial
                                        Officer

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders of Motorola, Inc.:

We have audited the accompanying consolidated balance sheets of Motorola, Inc. and consolidated subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Motorola, Inc. and consolidated subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in notes 1, 2, and 5 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes," in 1992.


/s/  KPMG PEAT MARWICK
KPMG Peat Marwick
Chicago, Illinois

January 13, 1994

STATEMENTS OF CONSOLIDATED EARNINGS


(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)         MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------------------
Years ended December 31                                           1993      1992      1991
- --------------------------------------------------------------------------------------------
     Net Sales                                                 $16,963   $13,303   $11,341
     ----------------------------------------------------------------------------------------
     COSTS AND EXPENSES
       Manufacturing and other costs of sales                   10,351     8,395     7,134
       Selling, general and administrative expenses              3,776     2,951     2,579
       Depreciation expense                                      1,170     1,000       886
       Interest expense, net                                       141       157       129
     ----------------------------------------------------------------------------------------
         Total costs and expenses                               15,438    12,503    10,728
     ----------------------------------------------------------------------------------------
     EARNINGS BEFORE INCOME TAXES AND CUMULATIVE
       EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                  1,525       800       613
     ----------------------------------------------------------------------------------------
     INCOME TAXES PROVIDED ON EARNINGS                             503       224       159
     ----------------------------------------------------------------------------------------
     NET EARNINGS BEFORE CUMULATIVE EFFECT OF
       CHANGE IN ACCOUNTING PRINCIPLE                           $1,022      $576      $454
     ----------------------------------------------------------------------------------------
     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
       PRINCIPLE, NET OF TAX                                        --     (123)        --
     ----------------------------------------------------------------------------------------
     NET EARNINGS                                               $1,022      $453      $454
     ----------------------------------------------------------------------------------------
     FULLY DILUTED NET EARNINGS PER COMMON AND
       COMMON EQUIVALENT SHARE (1),(2)
     ----------------------------------------------------------------------------------------
       Net earnings before cumulative effect of
         change in accounting principle                          $3.55     $2.09     $1.69
     ----------------------------------------------------------------------------------------
       Cumulative effect of change in accounting
         principle                                                  --    (0.43)        --
     ----------------------------------------------------------------------------------------
       NET EARNINGS                                              $3.55     $1.66     $1.69
     ----------------------------------------------------------------------------------------
     FULLY DILUTED AVERAGE COMMON AND COMMON
       EQUIVALENT SHARES OUTSTANDING                             291.9     283.6     279.3
- ---------------------------------------------------------------------------------------------

(1) PRIMARY EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE WERE ONE CENT HIGHER THAN FULLY DILUTED FOR ALL YEARS SHOWN. AVERAGE PRIMARY COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING FOR 1993, 1992, AND 1991 WERE 291.3, 282.8 AND 277.8, RESPECTIVELY.

(2) INCLUDES ADJUSTMENT FOR THE 1992 TWO-FOR-ONE STOCK SPLIT (SEE ALSO NOTE 9).


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY


                                                  Common Stock and
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)   Additional Paid-In Capital (2)             Retained Earnings
- ----------------------------------------------------------------------------------------------------------
Years ended December 31                       1993      1992      1991           1993      1992      1991
- ----------------------------------------------------------------------------------------------------------
     Balances at January 1                  $1,510    $1,343    $1,324         $3,634    $3,287    $2,933
       Net earnings                             --        --        --          1,022       453       454
       Stock options and other (1)             365       167        19             --        --        --
       Dividends declared ($.440 per share
         in 1993, $.395 in 1992, and
         $.380 in 1991)                         --        --        --          (122)     (106)     (100)
     ------------------------------------------------------------------------------------------------------
     Balances at December 31                $1,875    $1,510    $1,343         $4,534    $3,634    $3,287
- ----------------------------------------------------------------------------------------------------------

(1) CONVERSIONS OF THE ZERO COUPON NOTES DUE 2009, WITH CARRYING VALUES OF APPROXIMATELY $216 MILLION AND $11 MILLION, ARE REFLECTED WITHIN 1993 AND 1992 COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL AMOUNTS, RESPECTIVELY.

(2) 1992 STOCK SPLIT: AN AMOUNT EQUAL TO THE PAR VALUE OF THE ADDITIONAL SHARES ISSUED WAS TRANSFERRED FROM ADDITIONAL PAID-IN CAPITAL TO COMMON STOCK DUE TO THE TWO-FOR-ONE STOCK SPLIT EFFECTED IN THE FORM OF A 100 PERCENT STOCK DIVIDEND. ALL REFERENCES TO SHARES OUTSTANDING AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED ON A RETROACTIVE BASIS (SEE ALSO NOTE 9).


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


TWENTY-SIX

CONSOLIDATED BALANCE SHEETS


(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                 MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- ----------------------------------------------------------------------------------------------------
December 31                                                                           1993      1992
- ----------------------------------------------------------------------------------------------------
ASSETS              CURRENT ASSETS
                    Cash and cash equivalents                                         $886      $677
                    Short-term investments (at lower of cost or market)                358       253
                    Accounts receivable, less allowance for doubtful accounts
                      (1993, $91; 1992, $86)                                         2,476     2,036
                    Inventories                                                      1,864     1,321
                    Future income tax benefits                                         675       522
                    Other current assets                                               454       409
                    ---------------------------------------------------------------------------------
                      Total current assets                                           6,713     5,218
                    ---------------------------------------------------------------------------------
                    Property, plant and equipment, net                               5,547     4,576
                    Other assets                                                     1,238       835
                    ---------------------------------------------------------------------------------
                      Total assets                                                 $13,498   $10,629
- ----------------------------------------------------------------------------------------------------
LIABILITIES AND     CURRENT LIABILITIES
STOCKHOLDERS'       Notes payable and current portion of long-term debt               $555      $437
EQUITY              Accounts payable                                                 1,338     1,127
                    Accrued liabilities                                              2,496     1,771
                    ---------------------------------------------------------------------------------
                      Total current liabilities                                      4,389     3,335
                    ---------------------------------------------------------------------------------
                    Long-term debt                                                   1,360     1,258
                    Deferred income taxes                                              433       230
                    Other liabilities                                                  907       662
                    ---------------------------------------------------------------------------------
                    STOCKHOLDERS' EQUITY
                    Common stock, $3 par value
                      Authorized shares: 1993, 700.0; 1992, 300.0
                      Issued and outstanding shares: 1993, 278.6; 1992, 269.7          836       809
                    Preferred stock, $100 par value issuable in series
                      Authorized shares: 0.5 (none issued)                              --        --
                    Additional paid-in capital                                       1,039       701
                    Retained earnings                                                4,534     3,634
                    ---------------------------------------------------------------------------------
                      Total stockholders' equity                                     6,409     5,144
                    ---------------------------------------------------------------------------------
                      Total liabilities and stockholders' equity                   $13,498   $10,629
- ----------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                                    TWENTY-SEVEN

STATEMENTS OF CONSOLIDATED CASH FLOWS

(IN MILLIONS)                                                     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- ---------------------------------------------------------------------------------------------------------------
Years ended December 31                                                               1993      1992      1991
- ---------------------------------------------------------------------------------------------------------------
OPERATING           Net earnings                                                    $1,022      $453      $454
                    Add (deduct) non-cash items
                      Cumulative effect of change in accounting principle               --       123        --
                      Depreciation                                                   1,170     1,000       886
                      Net change in deferred income taxes                               50      (23)       (5)
                      Amortization of debt discount and issue costs                     26        29        27
                    Change in assets and liabilities, net of effects
                      of acquisition and dispositions
                        Gain on disposition of investments in affiliated companies     (9)      (12)      (22)
                        Accounts receivable, net                                     (439)      (82)      (96)
                        Inventories                                                  (539)      (77)         3
                        Other current assets                                          (44)      (67)        12
                        Accounts payable and accrued liabilities                       927       675       154
                        Other assets                                                  (95)      (16)     (145)
                        Other liabilities                                              245      (42)        90
                    ------------------------------------------------------------------------------------------
                    Net cash provided by operations                                  2,314     1,961     1,358
- ---------------------------------------------------------------------------------------------------------------
INVESTING           Acquisitions and advances to affiliated companies                (408)     (117)      (52)
                    Dispositions of investments in affiliated companies                 67        28        40
                    Payments for property, plant and equipment                     (2,187)   (1,442)   (1,387)
                    Other changes to property, plant, and equipment, net               126        59        86
                    (Increase) decrease in short-term investments                    (105)      (22)        81
                    ------------------------------------------------------------------------------------------
                    Net cash used for investing activities                         (2,507)   (1,494)   (1,232)
- ---------------------------------------------------------------------------------------------------------------
FINANCING           Increase (decrease) in notes payable and current portion
                      of long-term debt                                                117     (415)     (143)
                    Increase in long-term debt                                         292       286       135
                    Issuance of common stock                                           113       137        19
                    Payment of dividends to stockholders                             (120)     (100)     (100)
                    ------------------------------------------------------------------------------------------
                    Net cash provided by (used for) financing activities               402      (92)      (89)
- ---------------------------------------------------------------------------------------------------------------
INCREASE IN
CASH AND CASH
EQUIVALENTS                                                                           $209      $375       $37
- ---------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


SUPPLEMENTAL CASH FLOW INFORMATION


(IN MILLIONS)                                                     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- ---------------------------------------------------------------------------------------------------------------
Years ended December 31                                                               1993      1992      1991
- ---------------------------------------------------------------------------------------------------------------
NON-CASH            Conversion of zero coupon notes due 2009                          $216       $11        --
ACTIVITIES          Issuance of common stock for investment acquisition               $ 36       $19        --
- ----------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

TWENTY-EIGHT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(IN MILLIONS, EXCEPT AS NOTED)      MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH EQUIVALENTS: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

CONTRACT ACCOUNTING: The Company uses the percentage-of-completion method to recognize revenues and costs associated with most long-term contracts. For contracts involving certain technologies, profits and revenues are deferred until technological feasibility is established or customer acceptance is obtained.

INVENTORIES: Inventories are valued at the lower of average cost (which approximates computation on a first-in, first-out basis) or market (i.e., net realizable value or replacement cost), less progress payments on long-term contracts.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally using the declining-balance method, based on the estmated useful lives of the assets (buildings and building equipment, 5-50 years; machinery and equipment, 2-12 years).

FOREIGN CURRENCY TRANSLATION: The Company principally uses the U.S. dollar as the functional currency for financial reporting. Gains and losses from remeasurement to U.S. dollars are included in net earnings. The Company enters into foreign exchange contracts to hedge its investments in foreign subsidiaries. Gains and losses on these hedges are also included in net earnings.

   The Company periodically enters into foreign exchange contracts to hedge identifiable transactions. Gains and losses from these contracts are classified in earnings in the same category and accounting period as the underlying transactions.

EARNINGS PER SHARE: The Company has considered the dilutive effects of the convertible zero coupon notes due 2009 and 2013 and the outstanding stock options in determining primary and fully diluted earnings per share.

INCOME TAXES: Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires a change from the deferred method of accounting for income taxes of Accounting Principles Board (APB) Opinion 11 to the asset and liability method of accounting for income taxes.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS: Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires that the cost of postretirement benefits be accrued during the years that employees render service. The Company implemented SFAS No. 106 by recognizing the transition obligation in the year of adoption.

RECLASSIFICATIONS: Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the 1993 presentation.

- --------------------------------------------------------------------------------
2. INCOME TAXES

The company adopted, in 1992, SFAS No. 109, "Accounting for Income Taxes."
The impact of this accounting change was not material. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109.

COMPONENTS OF EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE


                                  1993    1992   1991
- ------------------------------------------------------
United States                   $  360    $146    $166
Other nations                    1,165     654     447
                                ----------------------
  Total                         $1,525    $800    $613
- ------------------------------------------------------

   Income tax payments were $286 million in 1993, $132 million in 1992, and $150 million in 1991.

   Income taxes are generally not provided on cumulative undistributed earnings of certain non-U.S. subsidiaries. Such undistributed earnings aggregated $2.2 billion and $1.7 billion at December 31, 1993 and 1992, respectively.

It is intended that these earnings will be permanently reinvested in operations outside the U.S. Should these earnings be distributed, foreign tax credits would reduce the additional U.S. income tax which would be payable. In cases where taxes are provided on such undistributed earnings, those taxes are included in U.S. income taxes.

COMPONENTS OF INCOME TAXES PROVIDED ON EARNINGS


                               1993      1992     1991
- --------------------------------------------------------
Current
  United States                $133      $ 75      $ 54
  Other nations                 298       147       104
  State income taxes (U.S.)      22         7         6
                               ------------------------
                                453       229       164
Deferred                         50        (5)       (5)
                                -----------------------
Income taxes before
  cumulative effect of
  change in accounting
  principle                    $503      $224      $159
- --------------------------------------------------------



                                                                     TWENTY-NINE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(IN MILLIONS, EXCEPT AS NOTED)      MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------
   At December 31, 1993, certain non-U.S. subsidiaries had loss carryforwards for income tax reporting purposes of $59.1 million, with expiration dates starting in 1994.

DIFFERENCES BETWEEN INCOME TAX EXPENSE COMPUTED AT THE U.S. FEDERAL STATUTORY TAX RATE OF 35% FOR 1993 AND 34% FOR 1992 AND 1991 AND INCOME TAXES PROVIDED ON EARNINGS



                                         1993      1992      1991
- -----------------------------------------------------------------
Income tax expense at statutory rate     $534      $272      $208
Taxes on non-U.S. earnings                (21)      (31)      (24)
State income taxes                         14         7         5
Foreign Sales Corporation                 (29)      (18)      (22)
Tax Credits                                (4)       (2)       (7)
Other                                       9        (4)       (1)
                                          ------------------------
Income taxes before cumulative
effect of change in accounting
principle                                $503      $224      $159
- ------------------------------------------------------------------


SIGNIFICANT DEFERRED TAX ASSETS (LIABILITIES)


December 31                                        1993      1992
- -----------------------------------------------------------------
Depreciation                                      $(166)    $(139)
Inventory reserves                                  196       164
Employee benefits                                   114       102
Capitalized items                                    97        72
Other deterred income                                (3)       93
                                                  -----     -----
  Net deferred tax asset                          $ 242     $ 292
- -----------------------------------------------------------------

   The deferred tax assets are considered realizable considering past income and evidence of future income. These include, but are not limited to, carrybacks, earnings trends, and tax planning strategies.

   The Internal Revenue Service (IRS) has examined the federal income tax returns for Motorola, Inc. through 1985 and the returns have been settled through 1983. In connection with the audits for the years 1984 through 1987, the IRS has proposed adjustments to the Company's income and tax credits for those years which would result in substantial additional tax. The Company disagrees with most of the proposed adjustments and is contesting them. In the opinion of the Company's management, the final disposition of these matters, and proposed adjustments from other tax authorities, will not have a material adverse effect on the consolidated business or financial position of the Company.


- --------------------------------------------------------------------------------
3. DEBT AND CREDIT FACILITIES

LONG-TERM DEBT


December 31                              1993      1992
- -------------------------------------------------------
12% Eurodollar notes due 1994         $    68   $    68
11.5% Eurodollar notes due 1997            93        93
7.6% notes due 2007                       300       300
8% sinking fund debentures                  0        58
6.5% debentures due 2008                  199         0
Zero coupon notes due 2009                294       489
Zero coupon notes due 2013                309         0
6.75% industrial revenue bonds
 due 2014                                  20        20
8.4% debentures due 2031
 (redeemable at the holders'
 option in 2001)                          200       200
Other long-term debt                       42        39
                                        ---------------
                                        1,525     1,267
Less current maturities                   165         9
                                        ---------------
Long-term debt                         $1,360   $ 1,258
- -------------------------------------------------------


SHORT-TERM DEBT


December 31                              1993      1992
- -------------------------------------------------------
Notes to banks                           $ 83      $ 89
Commercial paper                          293       325
Other short-term debt                      14        14
                                         --------------
                                          390       428
Add current maturities                    165         9
                                         --------------
Notes payable and current
 portion of long-term debt               $555      $437



   The Company intends to call, in 1994, at a rate of 101%, the 11.5% Eurodollar notes due 1997. The $93 million carrying value of the notes is included in current maturities of long-term debt.

   As of December 31, 1993, the zero coupon notes due 2009, referred to as Liquid Yield Option -TM- Notes ("LYONs"-TM-), have a face value at maturity of $744 million. The 2009 LYONs were priced at a 6% yield to maturity and are convertible into 9.134 shares of Motorola common stock for each $1,000 note. During 1993, various holders of the 2009 LYONs exercised conversion rights for approximately 568,000 notes ($568 million face value; $216 million carrying value). On September 27, 1993, the Company issued additional LYONs due 2013, having a face value of $480 million at maturity, for net cash proceeds of $301 million. The 2013 LYONs were priced to yield 2.25% to maturity and are convertible into 5.589 shares of Motorola


THIRTY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------

common stock for each $1,000 note. Both LYONs issues are subordinated to all existing and future senior indebtedness of the Company, rank on a parity with each other, and may be redeemed by the holders prior to the stated maturity.

     During March 1993, the Company issued $200 million in aggregate principal amount of 6.5% fifteen year debentures. The Company also retired the 8% sinking fund debentures during 1993.

     Aggregate maturities and sinking fund requirements for long-term debt, in millions, during the next five years are as follows: 1994, $165; 1995, $9; 1996, $7; 1997, $6; 1998, $5.

     The Company has domestic and international credit facilities for short-term borrowings with banks and other external sources. It pays commitment fees of approximately 1/10% on its domestic credit facilities and generally no fees on its foreign credit facilities. Short-term credit facilities totaled $1.88 billion at December 31, 1993, of which $1.48 billion remain unused. Domestic credit facilities primarily support the issuance of commercial paper, while foreign credit facilities generally support working capital requirements.

     The Company's finance subsidiary has outstanding floating to fixed interest rate commercial paper swaps totaling $75 million as of December 31, 1993. These instruments mature at a rate of $25 million per year from 1994 to 1996.

     Outstanding letters of credit aggregated approximately $189 million and $172 million at December 31, 1993 and 1992, respectively.

- --------------------------------------------------------------------------------

4. OTHER FINANCIAL DATA

INCOME STATEMENT INFORMATION


                                              1993      1992      1991
- ----------------------------------------------------------------------
Research and development                    $1,521    $1,306    $1,133
                                            --------------------------
Maintenance and repairs                        267       236       204
                                            --------------------------
Foreign currency gains (losses)               (18)      (34)        16
                                            --------------------------
Interest expense, net
  Interest expense                             182       196       176
  Interest income                             (41)      (39)      (47)
                                            --------------------------
    Interest expense, net                   $  141    $  157    $  129
- ----------------------------------------------------------------------

The Company's cash payments for interest expense were $126 million in 1993, $121 million in 1992 and $122 million in 1991.

BALANCE SHEET INFORMATION

December 31                                             1993      1992
- ----------------------------------------------------------------------
Inventories:
  Finished goods                                      $  584    $  413
  W.I.P. and production materials                      1,280       908
                                                      ----------------
Total                                                 $1,864    $1,321
                                                      ----------------
Property, plant, and equipment:
  Land                                                $  151    $  115
  Buildings                                            2,475     2,185
  Machinery                                            6,690     5,476
  Equipment leased to others                             391       403
                                                      ----------------
                                                       9,707     8,179
  Less accumulated depreciation                        4,160     3,603
                                                      ----------------
Total                                                 $5,547    $4,576
                                                      ----------------
Accrued liabilities:
  Compensation                                        $  491    $  326
  Deferred revenue                                       223       128
  Taxes other than income                                137       149
  Income taxes payable                                   158        62
  Contribution to employees'
    profit sharing funds                                 107        59
  Dividends payable                                       31        30
  Other                                                1,349     1,017
                                                      ----------------
Total                                                 $2,496    $1,771
- ----------------------------------------------------------------------

FINANCIAL DATA OF CONSOLIDATED FINANCE SUBSIDIARY

                                              1993      1992      1991
- ----------------------------------------------------------------------
Total revenue                                $  37     $  29     $  20
                                             -------------------------
Net earnings                                    16        12         8
                                             -------------------------
Total assets                                   361       295       238
Total liabilities                            (298)     (248)     (203)
                                             -------------------------
Stockholder's investments
  and advances                               $  63     $  47     $  35
- ----------------------------------------------------------------------

     The Company's finance subsidiary purchases customer obligations under long-term contracts from the Company at net carrying value.

     The finance subsidiary interest revenue is included in the Company's consolidated net sales. Interest expense of $12 million in 1993, $11 million in 1992, and $8 million in 1991 is included in manufacturing and other costs of sales. In addition, long-term finance receivables of $282 million in 1993 and $228 million in 1992 are included in other assets.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include short-term investments, long-term receivables, notes payable, long-term debt, foreign currency contracts, and other financing commitments. The fair values of such financial instruments have been determined based on quoted market prices and market interest rates, as of December 31, 1993.

     At December 31, 1993, the fair value of the convertible zero coupon notes due 2009 was $624 million compared to the carrying value of $294 million. Such notes, however, are callable by the Company at the carrying value at any time. The fair values of all other financial instruments were not materially different than their carrying (or contract) values.

                                                                      THIRTY-ONE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------

LEASES

The Company owns most of its major facilities, but does lease certain office, factory and warehouse space, land, and data processing and other equipment under principally noncancellable operating leases. Rental expense, net of sublease income, was $152 million in 1993, $149 million in 1992, and $142 million in 1991. At December 31, 1993, future minimum lease obligations, net of minimum sublease rentals, for the next five years and beyond are as follows: 1994, $113; 1995, $85; 1996, $65; 1997, $48; 1998, $31; beyond, $120.

- --------------------------------------------------------------------------------

5. EMPLOYEE BENEFIT AND INCENTIVE PLANS

PENSION BENEFITS

The Company's noncontributory pension plan covers most U.S. employees after one year of service. The benefit formula is dependent upon employee earnings and years of service. The Company's policy is to fund the accrued pension cost or the amount allowable based on the full funding limitations of the Internal Revenue Code, if less.

     The Company has a noncontributory supplemental retirement benefit plan for its elected officers. The plan contains provisions for funding the participants' expected retirement benefits when the participants meet the minimum age and years of service requirements.

     Certain non-U.S. subsidiaries have varying types of retirement plans providing benefits for substantially all of their employees. Amounts charged to earnings for all non-U.S. plans were $41 million in 1993, $33 million in 1992, and $32 million in 1991.

     The Company uses a three-year, market-related asset value method of amortizing asset-related gains and losses.

     Net transition amounts and prior service costs are being amortized over periods ranging from 10 to 15 years.

     Benefits under all U.S. pension plans are valued based upon the projected unit credit cost method. The assumptions used to develop the projected benefit obligations for the plans for 1993 and 1992 were as follows:

                                                        1993      1992
- ----------------------------------------------------------------------
Discount rate for obligations                          7.25%      8.5%
Future compensation increase rate                       5.0%      5.5%
Investment return assumption (regular)                 9.25%     9.25%
Investment return assumption (elected officers)         8.0%      8.0%
- ----------------------------------------------------------------------

     Accounting literature requires discount rates to be established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company has reduced the discount rate in determining the pension obligation from 8.5% to 7.25% to comply with these guidelines. As of December 31, 1993, the investment portfolio was predominantly long-term bonds and equity investments, which have historically realized annual returns at or significantly above the assumed investment return rate. The Company believes that discount rate fluctuations are short term in nature and should not adversely affect the Company's long-term obligation. If the pension assumptions were not changed from the previous year, the market value of the plan asset would have exceeded the projected benefit obligation by $55 million at December 31, 1993.

COMPONENTS OF NET U.S. PENSION EXPENSE FOR THE REGULAR PENSION PLAN.

                                              1993      1992      1991
- ----------------------------------------------------------------------
Service costs                                 $ 92      $ 84     $  69
Interest cost on projected obligation           67        55        43
Actual return on plan assets                  (80)      (53)     (154)
Net amortization and deferral                 (11)      (25)        89
                                             -------------------------
Net pension expense                           $ 68      $ 61     $  47
- ----------------------------------------------------------------------

     The net U.S. pension expense for the elected officers' supplemental retirement benefit plan was $19 million in 1993 and $17 million in 1992 and 1991.

U.S. FUNDED PENSION PLANS

December 31                                                                                     1993                          1992
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                             Elected                       Elected
                                                                              Regular       Officers        Regular       Officers
- ----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
  Vested benefit obligation                                                    $(754)         $ (42)         $(511)         $ (34)
                                                                              ----------------------------------------------------
  Accumulated benefit obligation                                                (821)           (73)          (558)           (57)
                                                                              ----------------------------------------------------
  Projected benefit obligation for service rendered to date                   (1,117)           (82)          (774)           (67)

Plan assets at fair value, primarily bonds, stocks,
  and cash equivalents                                                            991             45            849             44
                                                                              ----------------------------------------------------
Plan assets in excess of (less than) projected benefit obligation               (126)           (37)             75           (23)
Unrecognized net (gain) loss                                                      106             36           (97)             17
Unrecognized prior service cost                                                     1             21              1             25
Unrecognized net transition (asset) liability                                    (57)              8           (68)              9
Adjustment required to recognize minimum liability                                 --           (56)             --           (41)
                                                                              ----------------------------------------------------
Pension liability recognized in balance sheet                                  $ (76)         $ (28)         $ (89)         $ (13)
- ----------------------------------------------------------------------------------------------------------------------------------

THIRTY-TWO

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)      MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------

POSTRETIREMENT HEALTH CARE BENEFITS

In addition to providing pension benefits, the Company provides certain health care benefits to its retired employees. The majority of its domestic employees may become eligible for these benefits if they reach normal retirement age while working for the Company. During 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires that the cost of postretirement benefits be accrued during the years that the employees render service. Prior to 1992, costs of retiree health care were recognized as expenses when claims were paid. The Company chose to implement SFAS No. 106 by recognizing as expense in 1992 the entire accumulated postretirement benefit obligation as of January 1, 1992. The Company's policy is to fund the maximum amount allowable based on funding limitations of the Internal Revenue Code.

     The assumptions used to develop the accumulated postretirement benefit obligation for the retiree health care plan for 1993 and 1992 were as follows:

                                                             1993      1992
- ---------------------------------------------------------------------------
Discount rate for obligations                               7.25%      8.5%
Investment return assumption                                9.25%     9.25%
- ---------------------------------------------------------------------------

     Components of the expense recognized in 1993 and 1992 for the retiree health care plan were as follows:

                                                             1993      1992
- ---------------------------------------------------------------------------
Service costs                                                 $ 7       $ 7
Interest cost on projected obligation                          16        14
                                                            ---------------
Net retiree health care expense                               $23       $21
- ---------------------------------------------------------------------------

U.S. FUNDED RETIREE HEALTH CARE PLAN

December 31                                                  1993      1992
- ---------------------------------------------------------------------------
Actuarial present value of accumulated
  postretirement benefit obligation                         $(263)    $(183)
Plan assets at fair value, primarily listed stocks,
  bonds, and cash equivalents                                  33         4
Unrecognized net loss                                          55        --
                                                           ----------------
Retiree health care liability recognized in
  balance sheet                                             $(175)    $(179)
- ---------------------------------------------------------------------------

     The health care trend rate used to determine the pre-age 65 accumulated postretirement benefit obligation was 9.89% for 1993, decreasing to 6% by the year 2000 and beyond. A flat 5% rate per year is used for the post-age 65 obligation. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $30 million and would increase the 1993 net retiree health care expense by $5 million. There are no significant postretirement health care benefit plans outside of the United States.

OTHER BENEFITS

PROFIT SHARING PLANS: The Company and certain subsidiaries have profit sharing plans, principally contributory, in which all eligible employees participate. The Company makes contributions to profit sharing funds in the United States and other nations, which are generally based upon percentages of pretax earnings, as defined, from those operations. Company contributions to all profit sharing plans totaled $107 million, $59 million, and $45 million in 1993, 1992, and 1991, respectively.

MANAGEMENT INCENTIVE: The Company may provide up to 7% of its annual consolidated pretax earnings, as defined in the Motorola Executive Incentive Plan, for the payment of cash incentive awards to key employees. During 1993, $78 million was provided for incentive awards, as compared to $29 million and $16 million in 1992 and 1991, respectively.

STOCK OPTIONS: Under the Company's employee stock option plans, shares of common stock have been made available for grant to key employees. The exercise price of each option granted is 100% of market value on the date of the grant.

     Options exercised during 1993 were at per share prices ranging from $15.91 to $52.07. Options outstanding at December 31, 1993 were at per share prices ranging from $15.57 to $106.44.

SHARES SUBJECT TO OPTIONS

(In thousands of shares)                                     1993      1992
- ---------------------------------------------------------------------------
Options outstanding at January 1                           13,009    14,990
Additional options granted                                  1,765     3,348
Options exercised                                          (3,163)   (5,250)
Options terminated, cancelled, or expired                    (158)      (79)
                                                          -----------------
  Options outstanding at December 31                       11,453    13,009
Shares reserved for future option grants                    8,727    10,334
                                                          -----------------
  Total shares reserved                                    20,180    23,343
                                                          -----------------
  Total options exercisable                                 9,688     9,672
- ---------------------------------------------------------------------------

- --------------------------------------------------------------------------------
6. COMMITMENTS AND CONTINGENCIES

FINANCIAL: The Company had $1.78 billion of forward foreign exchange contracts outstanding as of December 31, 1993. Management believes that these forward contracts should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities, and transactions being hedged.

     As of December 31, 1993, off balance sheet commitments aggregated $586 million, which includes commitments to extend or guarantee financing for non-consolidated affiliates and for customer financing as well as capital funding commitments. Customer financing commitments require the customer to meet certain conditions established in the financing arrangements. Capital funding commitments are primarily related to the Company's strategic investment in the IRIDIUM(TM/SM) space system. Commitments represent the

                                                                    THIRTY-THREE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)      MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------
maximum amounts available under these arrangements and may not be completely utilized.

     The Company has entered into agreements in principle with NEXTEL Communications, Inc., CenCall Communications Corp., and Dial Page, Inc., to effect tax-deferred exchanges of substantially all of the 800 MHz Specialized Mobile Radio businesses, systems, and licenses owned or managed by the Company in the United States in exchange for equity interests in these companies. Binding commitments to complete these transactions are subject to a number of significant conditions including, among other items, agreement on definitive documents, all regulatory approvals, and shareholder approval of the acquiring companies. The transactions further commit the Company to acquire certain managed licenses (or substitutes) within a specified period before or after the closing. The agreements in principle provide that the Company will lend or guarantee approximately $440 million. During 1994, the outcome of the agreements in principle noted above may result in concentrations of credit risk; however, as of December 31, 1993, the Company had no significant concentrations of credit risk.

ENVIRONMENTAL AND LEGAL: Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA, or Superfund), the Company has been designated as a potentially responsible party by the United States Environmental Protection Agency with respect to certain waste sites with which the Company may have had direct or indirect involvement. Such designations are made regardless of the extent of the Company's involvement. These claims are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and for future investigations or remedial actions. In many cases, the dollar amounts of the claims have not been specified, and have been asserted against a number of other entities for the same cost recovery or other relief as was asserted against the Company. The Company accrues costs associated with environmental matters when they become probable and reasonably estimable. The amount of such charges to earnings, which did not include potential reimbursements from insurance coverage, was $36 million, $17 million, and $18 million in 1993, 1992, and 1991, respectively.

     The Company is a defendant in various suits and is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the consolidated business or financial position of the Company.

- --------------------------------------------------------------------------------

7. INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC REGION

INDUSTRY SEGMENT INFORMATION


                                                       Net Sales                                Operating Profit
- ----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                       1993      1992      1991            1993               1992                1991
- ----------------------------------------------------------------------------------------------------------------------------------
Semiconductor Products                    $ 5,707   $ 4,475   $ 3,679    $  801      14.0%   $  464      10.4%    $ 356       9.7%
General Systems Products                    5,236     3,662     2,882       718      13.7%      420      11.5%      344      11.9%
Communications Products                     4,834     3,906     3,491       354       7.3%      192       4.9%      111       3.2%
Government and Systems
  Technology Products                         858       650       704       (17)    (2.0)%       (7)    (1.1)%       33       4.7%
Other Products                              1,762     1,452     1,212        95       5.4%       77       5.3%       42       3.5%
Adjustments and eliminations               (1,434)     (842)     (627)      (11)        --       (4)        --        4         --
                                         ----------------------------    ------              ------               -----
  Industry segment totals                 $16,963   $13,303   $11,341     1,940      11.4%    1,142       8.6%      890       7.8%
                                         ----------------------------
General corporate expenses                                                 (274)               (185)               (148)
Interest expense, net                                                      (141)               (157)               (129)
                                                                         ------              ------               -----
Earnings before income taxes
  and cumulative effect of change
  in accounting principle                                                $1,525       9.0%   $  800       6.0%    $ 613       5.4%
- ----------------------------------------------------------------------------------------------------------------------------------

                                                       Assets               Fixed Asset Expenditures        Depreciation Expense
- ----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                      1993      1992      1991       1993      1992      1991      1993      1992      1991
- ----------------------------------------------------------------------------------------------------------------------------------
Semiconductor Products                    $ 4,507   $ 3,618    $3,196     $1,120    $  666     $ 653     $ 529    $  429      $362
General Systems Products                    3,223     2,108     1,790        453       334       250       227       171       151
Communications Products                     3,202     2,925     2,597        363       263       274       238       207       195
Government and Systems
  Technology Products                         304       312       375         31        24        27        33        33        36
Other Products                                957       826       755        120       101       101        89       106        88
Adjustments and eliminations                  (24)      (32)      (51)        --        --        --        --        --        --
                                          ---------------------------     --------------------------     -------------------------
  Industry segment totals                  12,169     9,757     8,662      2,087     1,388     1,305     1,116       946       832
General corporate                           1,329       872       713        100        54        82        54        54        54
                                          ---------------------------     --------------------------     -------------------------
  Consolidated totals                     $13,498   $10,629    $9,375     $2,187    $1,442    $1,387    $1,170    $1,000      $886
- ----------------------------------------------------------------------------------------------------------------------------------

1992 and 1991 have been reclassified to reflect the realignment of various business units.

THIRTY-FOUR

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)      MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------

GEOGRAPHIC AREA INFORMATION(1)

                                                     Net Sales                                 Operating Profit
- ----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                      1993      1992      1991          1993                1992                1991
- ----------------------------------------------------------------------------------------------------------------------------------
United States                             $12,924   $10,232   $ 8,802    $  970       7.5%   $  624       6.1%    $ 452       5.1%
Other nations                              10,066     8,017     6,340     1,164      11.6%      706       8.8%      501       7.9%
Adjustments and eliminations               (6,027)   (4,946)   (3,801)     (193)       --      (188)       --       (63)       --
                                          ---------------------------    ------              ------               -----
  Geographic totals                       $16,963   $13,303   $11,341     1,940      11.4%    1,142       8.6%      890       7.8%
                                          ---------------------------
General corporate expenses                                                 (274)               (185)               (148)
Interest expense, net                                                      (141)               (157)               (129)
                                                                         ------              ------               -----
Earnings before income taxes
  and cumulative effect of change
  in accounting principle                                                $1,525       9.0%    $ 800       6.0%    $ 613       5.4%
- ----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Assets
- ----------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                         1993        1992         1991
- ----------------------------------------------------------------------------------------------------------------------------------
United States                                                                                     $ 7,731     $ 6,297      $5,660
Other nations                                                                                       4,674       3,668       3,164
Adjustments and eliminations                                                                         (236)       (208)       (162)
                                                                                                 ---------------------------------
  Geographic totals                                                                                12,169       9,757       8,662
General corporate assets                                                                            1,329         872         713
                                                                                                 ---------------------------------
  Consolidated totals                                                                             $13,498     $10,629      $9,375
- ----------------------------------------------------------------------------------------------------------------------------------

(1) AS MEASURED BY THE LOCALE OF THE REVENUE-PRODUCING OPERATIONS.

1992 AND 1991 HAVE BEEN RECLASSIFIED TO REFLECT THE REALIGNMENT OF VARIOUS BUSINESS UNITS.

     The Company operates predominantly in the wireless communication, semiconductor technology, and advanced electronic industries. Operations involve the design, manufacture, and sale of a diversified line of products, which include, but are not limited to, two-way radios and pagers; cellular telephones and systems; semiconductors, including integrated circuits and microprocessor units; data communication and distributive data processing equipment and systems; and electronic equipment and industrial electronic products. Previously, Information Systems Products was reported as an industry segment. It no longer represents a significant industry segment of the Company's operations and has been combined with Other Products in the presentation. Manufacturing and distribution operations in any one foreign country do not account for more than 10% of consolidated net sales or total assets.

     Operating profit (revenues less operating expenses) excludes general corporate expenses, net interest, and income taxes. Intersegment and intergeographic transfers are accounted for on an arm's length pricing basis.

     Identifiable assets (excluding intersegment receivables) are the Company's assets that are identified with classes of similar products or operations in each geographic area. General corporate assets primarily include cash and cash equivalents, marketable securities, equity investments, and the administrative headquarters of the Company.

     In 1993, no single customer or group under common control represented 10% or more of the Company's sales. The equity in net assets of non-U.S. subsidiaries amounted to $3.28 billion at December 31, 1993 and $2.51 billion at December 31, 1992.

- --------------------------------------------------------------------------------

8. STOCKHOLDER RIGHTS PLAN

Each outstanding share of the Company's common stock carries with it one-half of a preferred share purchase right. Each right becomes exercisable for one-thousandth of a share of the Company's junior participating preferred stock, series A, at an exercise price of $150 per one-thousandth of a share (subject to adjustment) if a person or group acquires 20% or more of the Company's common stock or announces a tender or exchange offer for 30% or more of the Company's common stock. If a person or group acquires 20% or more of the Company's common stock and in certain other circumstances, each right (except, in some instances, those held by an acquiror) becomes exercisable for an amount of the Company's common stock (or that of an acquiror) having a market value of twice the exercise price. In some cases, the Board of Directors may exchange one exercisable right for two shares (subject to adjustment) of the Company's common stock (or the equivalent) and may suspend the exercisability of the rights. The rights have no voting power, expire on November 20, 1998, and may be redeemed for $.05 per right prior to a public announcement that 20% or more of the Company's shares have been accumulated by a person or group.

                                                                     THIRTY-FIVE

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)      MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- --------------------------------------------------------------------------------

9. SUBSEQUENT EVENTS

On February 1, 1994, the Board of Directors declared a two-for-one stock split (effected in the form of a 100 percent stock dividend) and an increase in the quarterly dividend to 14 cents per pre-split share, payable April 18, 1994, to stockholders of record on March 15, 1994. Pro forma net earnings per fully diluted common and common equivalent share before cumulative effect of change in accounting principle, giving retroactive effect to the two-for-one stock split, are as follows: 1993, $1.78; 1992, $1.05; 1991, $0.85.

     Conversion rights outstanding on the zero coupon notes due 2009 and 2013 will increase to 18.268 common shares and 11.178 common shares, respectively, and each outstanding share of the Company's common stock will carry with it one-quarter of a preferred share purchase right.

     Financial information contained elsewhere in this report has not been adjusted to reflect the impact of the 1994 common stock split.

QUARTERLY AND OTHER FINANCIAL DATA


(IN MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)                      1993                                   1992
- ----------------------------------------------------------------------------------------------------------------------------------
Quarterly                                              1ST       2ND       3RD       4TH      1st(1)    2nd(1)    3rd(1)     4th
- ----------------------------------------------------------------------------------------------------------------------------------
OPERATING      Net sales                             $3,626    $3,936    $4,408    $4,993    $3,055    $3,141    $3,396    $3,711
RESULTS        Gross profit                           1,391     1,556     1,696     1,969     1,130     1,159     1,240     1,379
               Net earnings before
                 cumulative effect of change
                 in accounting principle                204       224       254       340       125       143       127       181
               Cumulative effect of change
                 in accounting principle                 --        --        --        --      (123)       --        --        --
               Net earnings                             204       224       254       340         2       143       127       181
               Net earnings before cumulative
                 effect of change in accounting
                 principle as a percent of sales        5.6%      5.7%      5.8%      6.8%      4.1%      4.6%      3.7%      4.9%
               Net earnings as a percent of sales       5.6%      5.7%      5.8%      6.8%      0.1%      4.6%      3.7%      4.9%
- ----------------------------------------------------------------------------------------------------------------------------------
PER SHARE      Fully diluted net earnings
DATA(2),(3)      per common and common
                 equivalent share
                 Net earnings before cumulative
                   effect of change in
                   accounting principle              $ 0.72    $ 0.81   $  0.87   $  1.15    $ 0.46    $ 0.53    $ 0.46    $ 0.64
                 Cumulative effect of change in
                   accounting principle                 --        --        --        --      (0.44)      --        --        --
                 Net earnings                        $ 0.72    $ 0.81   $  0.87   $  1.15    $ 0.02    $ 0.53    $ 0.46    $ 0.64
               --------------------------------------------------------------------------------------------------------------------
               Dividends declared                    $0.110    $0.110   $ 0.110   $ 0.110    $0.095    $0.095    $0.095    $0.110
               Dividends paid                        $0.110    $0.110   $ 0.110   $ 0.110    $0.095    $0.095    $0.095    $0.095
               STOCK PRICES
                 High                                $67.13    $88.63   $105.13   $107.50    $40.82    $41.32    $45.22    $52.72
                 Low                                 $48.63    $63.25   $ 82.50   $ 84.75    $32.44    $37.10    $37.91    $42.57
- ----------------------------------------------------------------------------------------------------------------------------------

1 THE FIRST, SECOND, AND THIRD QUARTER 1992 NET EARNINGS, NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE, AND NET EARNINGS AS A PERCENT OF SALES HAVE BEEN RESTATED TO REFLECT THE ADOPTION OF SFAS NO. 106 AS OF JANUARY 1, 1992. THE ADOPTION OF SFAS NO. 109 DID NOT HAVE A MATERIAL AFFECT ON ANY QUARTER.

2 ALL EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE, DIVIDEND AND STOCK PRICE DATA HAS BEEN RESTATED TO REFLECT THE 1992 TWO-FOR-ONE STOCK SPLIT.

3 PRIMARY EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE WERE THE SAME AS FULLY DILUTED FOR ALL PERIODS SHOWN, EXCEPT FOR THE FIRST AND THIRD QUARTERS OF 1993, AND THE FOURTH QUARTER OF 1992, WHEN THEY WERE ONE CENT HIGHER.

THE NUMBER OF STOCKHOLDERS OF RECORD OF MOTOROLA COMMON STOCK ON JANUARY 31, 1994 WAS 21,453.


THIRTY-SIX

FIVE YEAR FINANCIAL SUMMARY


(IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND OTHER DATA)                                MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
- ----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                                                     1993        1992        1991        1990        1989
- ----------------------------------------------------------------------------------------------------------------------------------

OPERATING      Net sales                                                  $16,963     $13,303     $11,341     $10,885     $ 9,620
RESULTS        Manufacturing and other costs of sales                      10,351       8,395       7,134       6,787       5,877
               Selling, general, and administrative expenses                3,776       2,951       2,579       2,509       2,317
               Depreciation expense                                         1,170       1,000         886         790         650
               Interest expense, net                                          141         157         129         133         130
                 Total costs and expenses                                  15,438      12,503      10,728      10,219       8,974
               Earnings before income taxes and cumulative effect
                 of change in accounting principle                          1,525         800         613         666         646
               Income taxes provided on earnings                              503         224         159         167         148
               Net earnings before cumulative effect of change
                 in accounting principle                                  $ 1,022      $  576      $  454      $  499      $  498
               Net earnings                                               $ 1,022      $  453      $  454      $  499      $  498
               Net earnings before cumulative effect of change
                 in accounting principle as a percent of sales                6.0%        4.3%        4.0%        4.6%        5.2%
               Net earnings as a percent of sales                             6.0%        3.4%        4.0%        4.6%        5.2%
- ----------------------------------------------------------------------------------------------------------------------------------
SHARE DATA(1,2)Fully diluted net earnings per common and
                 common equivalent share
                 Net earnings before cumulative effect of change
                   in accounting principle                                $  3.55     $  2.09     $  1.69     $  1.86     $  1.88
                 Cumulative effect of change in accounting principle           --       (0.43)         --          --          --
                 Net earnings                                             $  3.55     $  1.66     $  1.69     $  1.86     $  1.88
               Fully diluted average common and common equivalent
                 shares outstanding                                         291.9       283.6       279.3       277.9       267.4
               Dividends declared per share                               $ 0.440     $ 0.395     $ 0.380     $ 0.380     $ 0.380
- ----------------------------------------------------------------------------------------------------------------------------------
BALANCE        Total assets                                               $13,498     $10,629     $ 9,375     $ 8,742     $ 7,686
SHEET          Working capital                                              2,324       1,883       1,424       1,404       1,261
               Long-term debt                                               1,360       1,258         954         792         755
               Total debt                                                   1,915       1,695       1,806       1,787       1,542
               Total stockholders' equity                                 $ 6,409     $ 5,144     $ 4,630     $ 4,257     $ 3,803
- ----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA     Current ratio                                                 1.53        1.56        1.46        1.46        1.48
               Return on average invested capital before cumulative
                 effect of change in accounting principle                    15.3%        9.4%        7.8%        9.4%       10.3%
               Return on average invested capital                            15.3%        7.5%        7.8%        9.4%       10.3%
               Return on average stockholders' equity before cumulative
                 effect of change in accounting principle                    17.8%       11.7%       10.2%       12.3%       13.9%
               Return on average stockholders' equity                        17.8%        9.4%       10.2%       12.3%       13.9%
               Year-end employment (in thousands)                             120         107         102         105         104
- ----------------------------------------------------------------------------------------------------------------------------------

(1) ALL EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE, DIVIDENDS, AND OUTSTANDING SHARES HAVE BEEN RESTATED TO REFLECT THE 1992 TWO-FOR-ONE STOCK SPLIT.

(2) PRIMARY EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE WERE ONE CENT HIGHER THAN FULLY DILUTED FOR ALL YEARS SHOWN, EXCEPT IN 1990, WHEN THEY WERE THE SAME. AVERAGE PRIMARY COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING FOR 1993, 1992, 1991, 1990 AND 1989 WERE 291.3, 282.8, 277.8, 277.9, AND 266.6, RESPECTIVELY.


                                                                    THIRTY-SEVEN