Form 10-K405, Exhibit 13
MOTOROLA INC
filed 1995-03-24
CIK 68505

        FINANCIAL RESULTS Sales and earnings again set records, with all three of Motorola's major business segments contributing to the continuing growth. Sales increased 31% to $22.2 billion from $17.0 billion in 1993. Earnings were $1.56 billion, compared with $1.02 billion a year earlier. Fully diluted earnings per share were $2.65, up 49% from $1.78 in 1993. Net margin on sales was 7.0% for the full year 1994 compared with 6.0% a year ago. Detailed operating and financial results of our various businesses in 1994 appear on pages 20-43.

REVIEW OF OPERATIONS

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------
GENERAL SYSTEMS SECTOR (GSS)

Segment sales advanced 64% to $8.6 billion and orders rose 58%. Segment operating profits were higher. Worldwide cellular sales grew rapidly for both subscriber and infrastructure equipment. In the cellular industry, the number of subscribers at the end of 1994 exceeded 50 million worldwide, an increase of more than 50% from 1993.

     Customers throughout the world chose Motorola's cellular infrastructure systems. Contracts for digital GSM (Global System for Mobile) Communications systems were awarded to us in Andorra, France, Hong Kong, Jordan, Kuwait, Lebanon, Lithuania, Morocco, Nigeria, Russia, South Africa, Sweden, Thailand, Turkey and the United Kingdom. We now have more than 30 contracts for GSM systems worldwide. New contracts for analog systems came from the Philippines, Kazakhstan, Russia and several countries in Africa.

     In China, Motorola has been awarded more than 140 cellular infrastructure contracts for analog and digital systems in 23 of China's 27 provinces, including the country's largest GSM system in Beijing and an analog system expansion in Shanghai.

     Three customers in Japan began offering digital phone service using Motorola equipment and technology. We also reached an agreement with Nippon Idou Tsushin to expand the service area for the Motorola Total Area Communication System (TACS) in the Tokyo and Nagoya areas.

     In the United States, Sprint announced plans to deploy Code Division Multiple Access (CDMA) technology from Motorola in its Las Vegas, Nev., cellular system. AirTouch Communications agreed to purchase CDMA networks for use in California and Georgia, and U.S. West New Vector Group awarded a CDMA infrastructure contract for its entire Arizona network.

     Motorola also has contracts to supply commercial CDMA systems in Hong Kong and the Philippines. Argentina plans to conduct the first trial of CDMA in Latin America.

     We announced the INReach -TM- radiotelephone system, which enables a person to use a cellular phone as a desk phone extension or in place of a desk phone, within a building or campus-like setting. The new IN2 -TM- Solution Center uses open architecture and industry standards to quickly bring to market advanced intelligent network services for the wireless industry.

     Five new base stations were announced for analog and digital cellular and Personal Communications Service (PCS) standards.

     New subscriber equipment included the MicroTAC [REGISTERED TRADEMARK] Elite -TM- personal cellular telephone. Weighing 3.9 ounces, it is the lightest such phone available in the world. A special edition of the MicroTAC International 8200 GSM phone, the lightest digital pocket phone, also was introduced.

     To meet rapidly increasing demand, the Cellular Subscriber Group began construction of a new manufacturing, engineering and administrative facility in Harvard, Ill.

     Motorola's CableComm -TM- technology is to be used in a trial system in which Teleport Communications Group will offer telephone service in Arlington Heights, Ill., on the same coaxial cable that carries programming on the cable television distribution network of Tele-Communications Inc. (TCI).

     The Computer Group introduced a family of board-level products based on the PowerPC -TM- 603 and PowerPC 604 microprocessors. The group also announced entry into the PowerPC motherboard market with its Ultra -TM- and Atlas -TM-motherboards used in desktop personal computers.

     The PowerStack -TM- family of computers, capable of supporting a variety of operating environments, was announced. Based on the PowerPC 603 and 604 microprocessors, the family will be available with IBM's AIX -TM- and Microsoft's Windows NT 3.5 -TM- operating systems.

     The Computer Group plans to develop products based on the new PowerPC Hardware Reference Platform specification by Apple Computer, IBM and Motorola. The new platform defines an architecture that is expected to support a number of industry operating systems and can be used by any hardware or software vendor to build compatible PowerPC-based computer products.

SEMICONDUCTOR PRODUCTS SECTOR (SPS)

Segment sales advanced 22% to $6.9 billion, achieving 24 consecutive quarters of growth. Orders rose 19% and operating profits were higher. The results reflect the sector's focus on providing customers with systems solutions based on leadership products.

     Double-digit order growth was recorded in all regions except Asia-Pacific. Increases in all major market segments were paced by automotive, followed by communication, indirect distributors, computer, personal computer/workstation, industrial and consumer.

     In communications, bipolar complementary metal oxide semiconductor, or BiCMOS, technology, fully emerged as a vital addition to our portfolio.

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

Using gallium arsenide, we introduced a chip set of three integrated circuits for cordless phone applications that will reduce power consumption, product cost and size and increase talk time. A family of advanced CMOS gate arrays was introduced for high-performance communications and computing applications.

     In automotive markets, we provide 13 of the top 14 manufacturers worldwide with microcontrollers that power engine management systems. Propelling the growth of this market is the need for cleaner-burning engines and improvements in fuel economy and vehicle safety. Our new System Chip integrates all functions of a multiplex module into one chip, saving cost, space and paving the way for further power train management integration. The embedded PowerPC MC500 microcontroller series promises even greater enhancements.

     In computing, support continued to build for the PowerPC family of reduced instruction set computing (RISC) microprocessors being developed with IBM and Apple Computer. Motorola is committed to making the PowerPC architecture an open industry standard. Volume production was achieved on the PowerPC 603 chip (for portable and entry-level desktop computers) and sampling of the 604 chip (for high-end desktop systems, midrange servers and high-performance graphics workstations) was under way at the end of 1994. First silicon was achieved for the first 64-bit implementation of PowerPC architecture, the 620, for servers and high-end workstations. Motorola will manufacture all three chips.

     The port of Microsoft's Windows NT 3.5 "Daytona" operating system to PowerPC platforms was completed, and suites of software development tools for numerous platforms enhanced programming productivity by software and hardware vendors and original equipment manufacturers. Some 225 independent software vendors are developing hundreds of native PowerPC applications for a variety of operating systems and PowerPC platforms. More than 60 native PowerPC applications were demonstrated at the industry's fall COMDEX computer show, and in January 1995, Apple Computer announced shipment of its 500th native Power Macintosh [REGISTERED TRADEMARK] application.

     Key consumer applications were announced, including use of embedded PowerPC microprocessors to drive CD-ROM multimedia players from Apple Computer and Bandai Co., 3DO's Interactive Multiplayer systems, and Microware's tools used to develop leading interactive television applications. Demand for cache memory in workstations and personal computers fueled rapid growth in fast static random access memories. In the networking arena, we announced OPTOBUS -TM-, an optical link technology that allows an inexpensive fiber optic assembly to link computer systems over short distances, with a data transfer rate of 3 billion bits per second.

     We added a new 32-bit product line to our 68000 family of microprocessors and unveiled the FlexCore -TM- system, a program to enable customers to create custom processors based on 68000 and PowerPC architectures. Microcontroller introductions included 10 versions of low-voltage, 8-bit products for telecommunication applications, and a new 8-bit family featuring a more powerful processor that offers attractive price-performance benefits.

     In the consumer, entertainment and multimedia arena, we introduced a fifth generation of radio frequency (RF) amplifiers for cable television applications. The industry is adopting the 68000 and PowerPC architectures for set-top applications. Eurodec, General Instrument, Hewlett-Packard, Philips, Scientific Atlanta and Tee-Com are among our customer partners.

     For audio, we announced an alliance with Dolby, Onkyo and Lucas Film to bring advanced digital sound technology to home and theater applications using our digital signal processors. We sampled a chip set developed with BT (British Telecom) that brings teleconferencing to the desktop. We provided a second-generation compact-disc-interactive (CD-I) chip set to Philips. Philips also received shipment of the world's most highly integrated color picture-in-picture integrated circuit for consumer television applications. We continued development of a high-definition television chip set that will meet proposed Federal Communications Commission standards.

     In the industrial segment, we developed low-pressure sensors for appliances and in-home and building environmental controls. We continued to expand hybrid power module offerings to improve energy efficiency in motors and other equipment. In network control technology, LonBuilder -TM- development systems were shipped to several major customers. A second generation Neuron [REGISTERED TRADEMARK] Chip was introduced for LonWorks -TM- systems.

COMMUNICATIONS SEGMENT

In this segment, composed of the Land Mobile Products Sector (LMPS) and the Paging Products and Wireless Data Groups, sales rose 19% to $5.8 billion and orders rose 7%. Segment operating profits were higher.

     In LMPS, new orders were higher, led by North American and European markets. Orders increased in 1994 for the Motorola Integrated Radio

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

System (MIRS -TM-), which offers voice dispatch, wireless phone, text messaging and future data capabilities, as MIRS-based systems became operational in several U.S. cities and in Japan and Israel. MIRS orders were, however, weak in the fourth quarter.

     LMPS received several contracts for systems using its Astro -TM- digital products and signed agreements with three companies to license Motorola's digital technology to develop and produce public safety communications products that comply with standards of the Association of Public Safety Communications Officials International, Inc.

     The State of Michigan issued a contract for the first phase of a $187 million award for Astro digital technology for a statewide public safety communications system. Other major Astro awards were received in Switzerland and the United States.

     Contracts for wide-area trunking systems were awarded in Russia and the UK. Other major orders were received in Colombia, El Salvador, Mexico and Poland. In Ecuador, Motorola formed a joint venture with Isaias Group to offer shared trunked radio services in that country.

     We introduced the LINGO -TM- digital portable and mobile phones. Designed to operate with the MIRS system, LINGO phones provide the ability to switch from functioning as a dispatch two-way radio to a wireless phone with the touch of a button.

     The new SP50 portable two-way radio, designed for price-sensitive and emerging markets, was announced at Motorola's first-ever worldwide dealer conference, which included dealer and distributor representatives from over 20 countries. The line of VISAR [REGISTERED TRADEMARK] portable two-way radios also was expanded with a trunked version for shared system applications in Asia. A major order for VISAR radios was received in Thailand.

     LMPS continued to expand its worldwide network of distributors, dealers, and resellers in Asia, Eastern Europe, and Latin America. The sector expanded its distribution network to reach new users in the light commercial and the outdoor recreation markets. Products to serve these markets are now sold in various retail outlets and outdoor sports catalogs.

     In the Paging Products Group, orders continued to set records. Strong U.S. growth was fueled by retail products such as the Memo Express -TM- pager, the first alphanumeric model designed for the consumer market. We announced the Pro Encore -TM- numeric display pager for use with the Flex -TM- paging protocol, which increases channel capacity five times over the current standard.

     China continued to be a major market for paging. The Scriptor LX2 -TM- and Instinct -TM- pagers were launched during the year. We also began producing pagers in India, where 93 licenses for paging systems have been awarded in 27 major cities.

     In Europe, the "calling party pays" concept was introduced in various countries and stimulated demand at the retail level. In Japan, the Ministry of Posts and Telegraph selected Motorola's Flex coding system as the base of a standard for the next-generation paging system. Deregulation of the paging market in Japan, expected during 1995, will enable customers to own equipment for the first time.

     We demonstrated two-way paging using our ReFlex -TM- protocol. Motorola also plans to supply equipment that will function as a portable wireless answering machine. Paging Network Inc. announced plans to introduce the VoiceNow [REGISTERED TRADEMARK] personal communications service based on new voice technology being developed by Motorola.

     The Wireless Data Group introduced the Envoy -TM- wireless communicator, based on General Magic, Inc. software, and the Marco -TM- wireless communicator, based on Apple Computer's Newton [REGISTERED TRADEMARK] platform. The devices allow users to exchange messages with their work groups, access information, send wireless messages to fax machines and receive news and stock market updates.

     Sprint Cellular Co. began a field trial of Motorola's CelTAC -TM- Cellular Digital Packet Data (CDPD) system. The field trial will allow an oil and gas company to control and monitor its wellheads through Sprint's cellular network channels.

     The Personal Messenger -TM- 100D, a wide-area wireless data pocket-sized PC modem card, was introduced in the Asia-Pacific market. The group also introduced two new versions of the InfoTAC -TM- two-way messenger.

GOVERNMENT AND SPACE TECHNOLOGY GROUP (GSTG)

Segment sales declined 3% to $829 million and orders rose 36%. The group recorded a larger loss than in 1993. GSTG increased its presence in the space industry while continuing its government and defense business.

     Development of the IRIDIUM [REGISTERED TRADEMARK] global wireless personal communications system continued with all scheduled contractual milestones achieved during the year. Iridium, Inc., the global consortium of companies funding the system, completed its planned equity financing activity by raising an

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

additional $733 million in equity commitments. Total capital committed to the IRIDIUM system from all investors now equals $1.57 billion. Motorola owns about 26% of Iridium, Inc.

     The IRIDIUM system is expected to be the first operational global wire-less telecommunications network enabling subscribers to make or receive telephone calls over handheld subscriber equipment worldwide. The IRIDIUM system is expected to become commercially available worldwide by the end of 1998.

     GSTG received contracts from the Federal Aviation Administration for the Portable Emergency Transceiver-2000 (PET-2000) backup ground-to-air radio and the CM-50/51 linear power amplifier. The transceivers will provide comprehensive communications if standard ground-to-air communications systems are unavailable due to power outages, natural disaster or other emergency conditions. The amplifiers will provide for air traffic control communications beyond normal ranges.

     The Department of Defense awarded a contract for development of the 21st Century Land Warrior Generation II Soldier system. The Generation II Soldier is an advanced head-to-toe fighting system with data, communication and protective equipment designed for ground forces.

     The Kansas Turnpike Authority selected the Motorola/Amtech Intellitag Products joint venture for installation of an electronic toll collection system. Intellitag [REGISTERED TRADEMARK] 2000 toll collection equipment will record and process vehicle transactions automatically.

AUTOMOTIVE, ENERGY AND CONTROLS GROUP (AECG)

Sales were 64% higher and orders rose 68%. Operating profits were higher. AECG's performance was led by strong demand for component and energy products for Motorola's wireless communications equipment, including quartz and ceramic components, batteries and chargers, as well as electronic ballasts. The group's results are reported as part of the "Other Products" segment.

     Demand for automotive electronics products also remained strong. Major automotive orders included programs for engine control modules, body electronics and sensors. This year the group launched two families of body control modules for Ford Motor Company that include lighting, seat and door controls as well as a remote keyless entry system, and are featured on four of Ford's large luxury car platforms.

     This year the group also began manufacturing PC desktop video conferencing hardware for BT (formerly British Telecom).

     Indala Corp., a wholly owned subsidiary and manufacturer of radio frequency identification (RFID) cards, introduced a number of new and enhanced RFID products to the proximity and access control markets. Motorola Lighting, Inc., expanded its distribution network, signed a 10-year supply agreement with General Electric Lighting and introduced a dimming ballast that can control fluorescent lamps from 100% to 10% light output.

     The joint venture formed by Motorola and Schlumberger Ltd. began field trials for its automated utility meter reading systems in North America and Europe. Motif, Inc., a joint venture of Motorola and In Focus Systems, restructured in 1994 to focus on the development of Active Addressing -TM-technology for liquid crystal displays.

INFORMATION SYSTEMS GROUP (ISG)

Group sales declined 5% and orders were 8% lower. Operating profits were lower. The group's results are reported as part of the "Other Products" segment.

     ISG moved into the retail market with the launch of the Power Class -TM-and Lifestyle -TM- Series PC modem cards for small office and home office environments. They operate at up to 14.4 kilobits per second for cellular and wireline applications. ISG also introduced the industry's first V.34 modem designed for high performance in traditional corporate markets. The Motorola
V.3400 won several industry awards.

     A number of new digital transmission products were launched, including a hybrid modem capable of combining Integrated Services Digital Network (ISDN) data, high-speed analog modem and fax capabilities in a single platform. Also introduced were several new ISDN terminal adapters as well as a new data service unit boosting Motorola's T1 and fractional T1 capabilities. Customer response has been strong, and Ameritech has teamed with ISG, standardizing on the TA210 for its expanding ISDN service.

     The Vanguard -TM- family of Frame Relay Access Devices (FRADs) was brought to market in 1994, strengthening Motorola's market leadership in this rapidly growing market. U.S. carriers using Vanguard FRADs in their frame relay services include USWest, MCI and Pacific Bell.

POWERPC -TM- IS A TRADEMARK OF INTERNATIONAL BUSINESS MACHINES CORP. IRIDIUM [REGISTERED TRADEMARK] IS A REGISTERED TRADEMARK AND SERVICE MARK OF IRIDIUM, INC. MACINTOSH [REGISTERED TRADEMARK], POWER MACINTOSH [REGISTERED TRADEMARK], NEWTON [REGISTERED TRADEMARK] AND APPLE [REGISTERED TRADEMARK] ARE REGISTERED TRADEMARKS OF APPLE COMPUTER, INC. NEURON [REGISTERED TRADEMARK] IS A REGISTERED TRADEMARK OF ECHELON CORPORATION. VOICENOW [REGISTERED TRADEMARK] IS A REGISTERED SERVICE MARK OF PAGING NETWORK, INC. INTELLITAG [REGISTERED TRADEMARK] IS A REGISTERED TRADEMARK OF AMTECH CORPORATION. ACTIVE ADDRESSING -TM- IS A TRADEMARK OF MOTIF, INC.

FINANCIAL REVIEW

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

Motorola Management's Discussion and Analysis of Financial Condition and Results of Operations include the Financial Results section of the Letter to Stockholders on pages 2-3 and the Review of Operations on pages 20-23, in addition to the following commentary. This commentary should be read in conjunction with the Consolidated Financial Statements and Notes, presented on pages 30-43, for a full understanding of Motorola's financial position and results of operations.

RESULTS OF OPERATIONS
MOTOROLA, INC.
1994 COMPARED WITH 1993

Sales increased 31% to $22.2 billion from $17.0 billion in 1993. International market sales, as measured by the locale of the end customer, represent 56% of total sales in 1994, compared to 54% in 1993. The highest regional growth rates were achieved in Japan, Latin America and Europe, followed by the rest of the Asia-Pacific region, China and Canada.

     Segment operating profits were $2.87 billion in 1994 compared to $1.94 billion in 1993. The Company's increased profitability continued to be primarily affected during 1994 by significant volume increases combined with its efforts to contain costs.

     Net earnings in 1994 were $1.56 billion, or $2.65 per fully diluted common and common equivalent share, compared to $1.02 billion in 1993, or $1.78 per fully diluted common and common equivalent share. Net margin on sales was 7.0%, compared with 6.0% during 1993.

     Sales in the fourth quarter of 1994 were $6.5 billion, up 29% from $5.0 billion in the fourth quarter of 1993. Earnings in the fourth quarter were $515 million, or $0.86 per fully diluted common and common equivalent share, compared with $340 million, or $0.58 cents per fully diluted common and common equivalent share during the fourth quarter of 1993.

     Motorola's selling, general and administrative expenses during 1994 were $4.4 billion or 20% of sales, compared to $3.8 billion or 22% of sales in the same period a year ago. By comparison to 1993, expenditures during 1994 included a significantly lower level of expenses for charges resulting from the Company's ongoing evaluation of its operations, organizational structure and asset valuations. Motorola routinely reviews its business strategies, organizational structure and asset valuations, and implements changes deemed appropriate by management.

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

     Property, plant and equipment, less accumulated depreciation, increased $1.5 billion since December 31, 1993, primarily due to the expansion of the Company's semiconductor business. Depreciation expense increased 30% in 1994 in comparison to 1993 due to increased fixed asset expenditures, and is expected to increase significantly in 1995 over 1994 levels. Fixed asset expenditures for 1994 were $3.3 billion, compared to $2.2 billion in 1993, and are expected to increase to $4.5 billion in 1995, although that amount is an estimate and may differ from the amount actually spent.

     The effective tax rate for 1994 of 36% was up from the 1993 rate of 33%, principally due to comparatively more rapid profit growth in countries with high tax rates, including the United States. The Company's expectation is that this trend will continue, resulting in an expected 37% effective tax rate for 1995.

     In recent years, a large and increasing portion of the Company's net sales, operating profits and growth have come from its international operations. As a result, the Company's business activities and its results could be significantly affected by the policies of foreign governments and prevailing social and economic conditions, such as unstable governments, inflation rates, monetary fluctuations, balance of payments, foreign exchange rates and trade restrictions or prohibitions.

1993 COMPARED WITH 1992

Sales increased 28% to $17.0 billion from $13.3 billion in 1992. International market sales, as measured by the locale of the end customer, represented 54% of sales in 1993, compared to 52% in 1992. During 1993, a significant portion of the Company's growth was in the People's Republic of China/ Hong Kong and the rest of the Asia-Pacific region.

     Segment operating profits were $1.94 billion, up from $1.14 billion in 1992. During 1993, the Company's profitability was primarily affected by significant volume increases driven by demand for its products.

     Net earnings in 1993 were $1.02 billion, or $1.78 per fully diluted common and common equivalent share, compared with $576 million before the cumulative effect of the change in accounting principle, or $1.05 per fully diluted common and common equivalent share a year earlier. During 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

     Net margin on sales for 1993 was 6.0%, compared with 4.3% in 1992, before the cumulative effect of the change in accounting principle.

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

MOTOROLA, INC. SEGMENTS

The following commentary should be read in conjunction with the financial results of each reporting segment as detailed in note 7, "Information by Industry Segment and Geographic Region," to the Consolidated Financial Statements in this Annual Report.

GENERAL SYSTEMS PRODUCTS

The General Systems Products segment primarily develops, manufactures, sells, installs and services cellular infrastructure and cellular telephone subscriber units. The Motorola Computer Group, within this segment, develops, manufactures, sells and services multi-function computer systems and board level products, together with operating systems and system enablers. The segment also includes the Network Ventures Division and Personal Communications Systems Division.

     Competition is worldwide across all the segment's businesses and includes price competition. During 1994, price competition has been a contributing factor to the segment's lower gross margins, and is expected to continue into 1995. The segment continues to focus efforts on reducing the overall unit cost to counter this trend. Despite lower gross margins, the segment's operating margin increased overall during 1994 as a result of its emphasis on efficiency in its processes and its ability to control selling, general and administrative expenses. Other competitive factors in the market for the products are service, delivery, technological capability, and product quality and performance.

     The segment's infrastructure sales and profit performance is becoming increasingly focused on large system orders, which increases the volatility of orders, revenues and profits recognized during any particular period. The segment's shipments of cellular telephones were extremely strong during the fourth quarter of 1994 because of holiday demand from carriers and retailers. During that quarter, the Company believes that U.S. carriers and distributors built up their Motorola cellular telephone inventory to a level several weeks in excess of their near-term requirements and that their inventories of these products should be gradually reduced to more normal levels during the early part of 1995, as reduced shipments to them by Motorola continue.

     The segment's fixed costs and production facility capacity increased when compared to 1993. The segment was able to meet, during 1994, a portion of the demand for additional volume through expanded production lines, expanded work weeks and emphasis on quality and efficiencies in its production processes. During 1994, the segment began the construction of a major new facility for manufacturing cellular telephones which is expected to begin production in 1996.

SEMICONDUCTOR PRODUCTS

The Semiconductor Products segment manufactures a broad line of semiconductor devices for both consumer and industrial applications.

     Prices for the segment's existing products continued to decline overall, an historical trend in the industry that is expected to continue. The segment's revenue growth was achieved through higher sales volumes and the introduction of new products.

     When compared to 1993, segment operating profits were higher, even though gross margins were lower. The gross margins were lower because the segment has experienced higher costs during 1994 resulting from the startup costs associated with adding new manufacturing capacity, which is expected to continue into 1995. During 1994, the segment was generally able to offset higher costs by improving yields, increasing factory utilization rates, higher worker productivity and its ability to control selling, general and administrative expenses.

     The segment has seen a decline in orders for the 68000 microprocessor family of products, primarily as the result of Apple Computer Corporation's transition to the PowerPC -TM- 601 product, which they are presently purchasing from IBM. The segment is expected to manufacture the PowerPC 603, 604 and 620 products in 1995, and sell them to a group of customers including Apple Computer Corporation.

     Some of the devices produced by the Semiconductor Products segment represent the main source of supply of these devices to other operating units of Motorola. The segment has, at times, experienced capacity constraints on some key device types. The Company's ability to manufacture cellular telephones and other products may be affected by changes in the available mix of semiconductor devices supplied by this segment. If overall customer demand for semiconductors remains strong, Motorola does not expect that these capacity constraints will ease until sufficient wafer

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

fabrication capacity becomes available, which possibly could begin during 1995. In addition, the fourth quarter inventory build-up of cellular telephones and the weak demand for Motorola Integrated Radio Systems (MIRS -TM-) products should moderate the rate of internal shipments of semiconductors for cellular telephones and MIRS products until the build-up is eliminated and demand for MIRS products increases.

     During 1994, the segment purchased a wafer fabrication facility from Harris Corporation in Research Triangle Park, North Carolina, and has agreed to purchase an existing manufacturing facility in South Queensferry, Scotland, from Digital Equipment Corporation. The segment has announced the expansion of facilities in East Kilbride, Scotland, and Toulouse, France, and opened a new research center in Toulouse and a new design center in Sendai, Japan. In addition to the segment's factory expansion program, it is actively pursuing additional capacity through the sourcing of products from outside vendors. Because of the strong market demand, the available quantity of some products has been allocated between customers, including other Motorola operating units, from time to time.

COMMUNICATIONS PRODUCTS

The Communications Products segment is composed of the Land Mobile Products Sector and the Paging Products and Wireless Data Groups.

     The business of the Land Mobile Products Sector has become increasingly focused on large system awards and their associated subscriber equipment, which could increase the volatility of orders, revenues and profits recognized during any particular period. The sector's revenue growth during 1994 was primarily driven by the introduction of MIRS products. Competition is worldwide and no single factor is dominant. Competitive factors include price, product performance, product quality, and service and systems quality and availability.

     In August 1994, Motorola executed an agreement with Nextel Communications, Inc. under which Motorola will receive shares of Nextel stock in exchange for most of the segment's 800 MHz specialized mobile radio service (SMRS) businesses, systems and licenses in the continental United States. Details of the Nextel Agreement, including the various conditions to closing, and the related financing commitments, are included in note 6 to the Consolidated Financial Statements.

     During the fourth quarter of 1994, sales and orders of MIRS products were weak and that weakness is expected to continue for some time due to a variety of factors, including the need by Nextel Communications, Inc. and other customers to conclude the Nextel Agreement and other transactions, as well as financing and system optimization and build-out issues.

     The Paging Products and Wireless Data Groups design, manufacture and distribute paging, data and gateway communications products on a worldwide basis. The groups also have businesses which provide network services for paging and data subscribers that are wholly owned and operated, and also through domestic and international joint ventures.

     The groups' 1994 revenue growth has primarily resulted from volume increases and new product deliveries. The groups do business in the competitive, global telecommunications markets. Competition is based primarily on quality, technology, service and price. Price competition, especially in paging products, is expected to continue in 1995.

     Markets in the Peoples' Republic of China were the source of a significant amount of the Paging Products Group's revenue during 1994 and 1993. As the China market for paging products has matured, a seasonal pattern has developed in which orders decline in the fourth and first quarters. A significant number of new products were introduced in each of the various operations during 1994.

GOVERNMENT AND SPACE TECHNOLOGY PRODUCTS

The Government and Space Technology Group is engaged in the design, development and production of electronic systems and products for U.S. government projects. The group's Satellite Communications Division is developing the IRIDIUM [REGISTERED TRADEMARK] satellite-based communication system.

     The group's revenues and profits have been adversely affected by the decrease in the United States federal defense budgets. The group is expanding the application of its core capabilities to support global growth opportunities within other Motorola businesses.

     Competition for the IRIDIUM system is building, as at least five other companies have announced intentions to create low-earth-orbit satellite systems. On January 31, 1995 the Federal Communications Commission (FCC) issued a license to a Motorola subsidiary to construct, operate and launch the IRIDIUM system, although additional authorizations are required in the U.S. and other countries in which the IRIDIUM service is to be offered.

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

OTHER PRODUCTS

The Other Products segment includes the Automotive, Energy and Controls Group where performance was led by strong demand for component and energy products for use primarily within Motorola's wireless communications businesses. The fourth quarter inventory build-up of cellular telephones and the weak demand for MIRS products should moderate the rate of internal shipment of some of the Automotive, Energy and Controls Group products used in connection with cellular telephones and MIRS products until the build-up is eliminated and demand for MIRS products increases. The Other Products segment also includes the Information Systems Group, where sales were 5% lower and operating profits were lower.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operations reached a record $2.55 billion in 1994 compared with $2.31 billion in 1993 and $1.96 billion in 1992.

     During 1994, the Company experienced a significant increase in its cash requirements because of higher fixed asset expenditures, especially for the Semiconductor segment, purchased material requirements, increasing federal income tax payments and funding of the Motorola Profit Sharing and Pension trusts. During November 1994, the Company completed a public offering of 17.1 million shares of common stock. The net proceeds of $973 million from the offering were used to reduce notes payable.

     On November 1, 1994, the Company's Board of Directors approved a 43% increase in the quarterly dividend on common stock. The Directors declared a regular quarterly dividend of 10 cents per share, payable on January 16, 1995 to stockholders of record on December 15, 1994. The previous dividend was 7 cents per share. The increased dividend follows a 2-for-1 stock split that was distributed on April 18, 1994. At that time, the dividend was increased to 7 cents from 5.5 cents per share.

     The number of weeks that accounts receivable were outstanding increased to
6.8 for 1994 compared to 6.1 for 1993. Accounts receivable weeks for 1992 were
7.1. The main reason for the increase was a general shift towards large system orders, which tend to have higher balances and longer customer-approval processes. Inventory turns decreased slightly to 5.7 in 1994 from 5.8 in 1993.

     The Company's ratio of net debt to net debt plus equity was 12.1% at December 31, 1994 compared with 11.9% in 1993 and 15.2% in 1992.

     During 1994, the Company and its finance subsidiary entered into a one-and a five-year revolving domestic credit agreements totaling $1.5 billion with a group of banks. These agreements replaced $800 million of bilateral domestic credit facilities of the Company and its finance subsidiary and contain various conditions, covenants and representations. At December 31, 1994, the Company's total domestic and foreign credit facilities aggregated $2.6 billion, of which $151 million were used and the remaining amount was not drawn, but was available to back up outstanding commercial paper which totaled $745 million at December 31, 1994. Total domestic and foreign credit facilities at December 31, 1993 totaled $1.9 billion, of which $83 million were used and the remaining amount was not drawn, but was available to back up outstanding commercial paper which totaled $293 million at December 31, 1993.

     During 1994, the Company filed, and had declared effective, a universal shelf registration statement with the Securities and Exchange Commission covering up to $800 million of debt and equity securities. No securities have been issued under this shelf registration.

     Fixed asset expenditures required to support current and long-term growth increased to $3.3 billion from $2.2 billion in 1993. The 1992 expenditures totaled $1.4 billion. The Semiconductor Products segment continues to comprise the largest portion of fixed asset expenditures, with 49% of all such investments.

IRIDIUM [REGISTERED TRADEMARK] IS A REGISTERED TRADEMARK OF IRIDIUM, INC.

OTHER MATTERS

ENVIRONMENTAL MATTERS: Regulating agencies are proposing regulations and interpreting legislation in a manner that allows retroactive imposition of remedial requirements. A discussion of the Company's environmental matters is detailed in note 6 to the Consolidated Financial Statements.

RESEARCH AND DEVELOPMENT: Expenditures increased to $1.86 billion in 1994, up from $1.52 billion in 1993 and $1.31 billion in 1992. Over the past three years, the Company has invested 8% to 10% of every sales dollar in product development and technological advances, and continues to believe that a strong commitment to research and development is required to drive long-term growth.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

                                   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

Management is responsible for the preparation, integrity and objectivity of the consolidated financial statements and other financial information presented in this report. The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

     Motorola's internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that the Company and all its employees are to maintain the highest ethical standards and that its business practices throughout the world are to be conducted in a manner which is above reproach.

     KPMG Peat Marwick LLP, independent auditors, are retained to audit Motorola's financial statements. Their accompanying report is based on audits conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied.

     The Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent non-management Board members. The Audit Committee meets periodically with the independent auditors and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.



/s/ Gary L. Tooker                      /s/ Carl F. Koenemann
Gary L. Tooker                          Carl F. Koenemann
Vice Chairman and                       Executive Vice President
Chief Executive Officer                 and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

-------------------------------------------------------------------------------
The Board of Directors and Stockholders of Motorola, Inc.:

We have audited the accompanying consolidated balance sheets of Motorola, Inc. and consolidated subsidiaries as of December 31, 1994 and 1993, and the related statements of consolidated earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Motorola, Inc. and consolidated subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

     As discussed in notes 2 and 5 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes," in 1992.



/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
Chicago, Illinois

January 9, 1995

STATEMENTS OF CONSOLIDATED EARNINGS

 (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                      MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
---------------------------------------------------------------------------------------------------------
Years ended December 31                                                          1994      1993      1992
---------------------------------------------------------------------------------------------------------
NET SALES                                                                     $22,245   $16,963  $13,303
---------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
     Manufacturing and other costs of sales                                    13,760    10,351    8,395
     Selling, general and administrative expenses                               4,381     3,776    2,951
     Depreciation expense                                                       1,525     1,170    1,000
     Interest expense, net                                                        142       141      157
---------------------------------------------------------------------------------------------------------
        Total costs and expenses                                               19,808    15,438   12,503
---------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLE                                                       2,437     1,525      800
---------------------------------------------------------------------------------------------------------
INCOME TAXES PROVIDED ON EARNINGS                                                 877       503      224
---------------------------------------------------------------------------------------------------------
NET EARNINGS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
     PRINCIPLE                                                                $ 1,560   $ 1,022  $   576
---------------------------------------------------------------------------------------------------------
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX                   --        --      (123)
---------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                  $ 1,560   $ 1,022  $   453
---------------------------------------------------------------------------------------------------------
FULLY DILUTED NET EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE(1),(2)
---------------------------------------------------------------------------------------------------------
     Net earnings before cumulative effect of change in accounting
       principle                                                              $  2.65   $  1.78  $  1.05
---------------------------------------------------------------------------------------------------------
     Cumulative effect of change in accounting principle                           --       --     (0.22)
---------------------------------------------------------------------------------------------------------
     Net earnings                                                             $  2.65   $  1.78  $  0.83
---------------------------------------------------------------------------------------------------------
FULLY DILUTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING           592.7     583.7    567.1
---------------------------------------------------------------------------------------------------------

(1) PRIMARY EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE WERE THE SAME AS FULLY DILUTED FOR ALL YEARS SHOWN, EXCEPT IN 1994 WHEN THEY WERE ONE CENT HIGHER THAN FULLY DILUTED. AVERAGE PRIMARY COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING FOR 1994, 1993 AND 1992 WERE 591.7, 582.6 AND 565.6, RESPECTIVELY (WHICH INCLUDES THE DILUTIVE EFFECTS OF THE CONVERTIBLE ZERO COUPON NOTES AND THE OUTSTANDING STOCK OPTIONS).

(2) INCLUDES ADJUSTMENTS FOR THE 1994 AND 1992 TWO-FOR-ONE STOCK SPLITS EFFECTED IN THE FORMS OF 100 PERCENT STOCK DIVIDENDS.

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                                                                      Common Stock and
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)                       Additional Paid-in Capital(1)              Retained Earnings
-------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                                        1994        1993        1992        1994        1993        1992
-------------------------------------------------------------------------------------------------------------------------------
Balances at January 1                                        $1,875      $1,510      $1,343     $4,534      $3,634      $3,287
     Net earnings                                                --          --          --      1,560       1,022         453
     Conversion of zero coupon notes                            251         216          11         --         --          --
     Stock issuance(2)                                          973          --          --         --         --          --
     Stock options exercised and other                           80         149         156         --         --          --
     Dividends declared ($.310 per share in 1994,
       $.220 in 1993 and $.198 in 1992)                          --          --         --        (177)       (122)       (106)
-------------------------------------------------------------------------------------------------------------------------------
Balances at December 31                                      $3,179      $1,875      $1,510     $5,917      $4,534      $3,634
-------------------------------------------------------------------------------------------------------------------------------

(1) 1994 AND 1992 STOCK SPLITS: AN AMOUNT EQUAL TO THE PAR VALUE OF THE ADDITIONAL SHARES ISSUED HAS BEEN TRANSFERRED FROM ADDITIONAL PAID-IN CAPITAL TO COMMON STOCK DUE TO THE TWO-FOR-ONE STOCK SPLITS EFFECTED IN THE FORMS OF 100 PERCENT STOCK DIVIDENDS. ALL REFERENCES TO SHARES OUTSTANDING, DIVIDENDS AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED ON A RETROACTIVE BASIS.

(2) DURING NOVEMBER 1994, THE COMPANY COMPLETED A PUBLIC EQUITY OFFERING OF 17.1 MILLION SHARES OF COMMON STOCK.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

 CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)   MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
--------------------------------------------------------------------------------------
December 31                                                          1994        1993
--------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                         $   741     $   886
Short-term investments                                                318         358
Accounts receivable, less allowance for doubtful accounts
     (1994, $118; 1993, $91)                                        3,421       2,476
Inventories                                                         2,670       1,864
Future income tax benefits                                            928         675
Other current assets                                                  847         454
--------------------------------------------------------------------------------------
     Total current assets                                           8,925       6,713
--------------------------------------------------------------------------------------
Property, plant and equipment, net                                  7,073       5,547
Other assets                                                        1,538       1,238
--------------------------------------------------------------------------------------
     Total assets                                                 $17,536     $13,498
--------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable and current portion of long-term debt               $   916     $   555
Accounts payable                                                    1,678       1,338
Accrued liabilities                                                 3,323       2,496
--------------------------------------------------------------------------------------
     Total current liabilities                                      5,917       4,389
--------------------------------------------------------------------------------------
Long-term debt                                                      1,127       1,360
Deferred income taxes                                                 509         433
Other liabilities                                                     887         907
--------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Common stock, $3 par value
     Authorized shares: 1994, 1,400; 1993, 700
     Issued and outstanding shares: 1994, 588.0; 1993, 557.2(1)     1,764         836
Preferred stock, $100 par value issuable in series
     Authorized shares: 0.5 (none issued)                              --          --
Additional paid-in capital                                          1,415       1,039
Retained earnings                                                   5,917       4,534
--------------------------------------------------------------------------------------
     Total stockholders' equity                                     9,096       6,409
--------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                   $17,536     $13,498
--------------------------------------------------------------------------------------

(1) INCLUDES ADJUSTMENT FOR THE 1994 TWO-FOR-ONE STOCK SPLIT EFFECTED IN THE FORM OF A 100 PERCENT STOCK DIVIDEND.

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

 STATEMENTS OF CONSOLIDATED CASH FLOWS
(IN MILLIONS)                                                                         MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                                                                         1994           1993           1992
----------------------------------------------------------------------------------------------------------------------------------
OPERATING
Net earnings                                                                                $ 1,560        $ 1,022        $   453
Add (deduct) non-cash items
     Cumulative effect of change in accounting principle                                         --            --             123
     Depreciation                                                                             1,525          1,170           1000
     Net change in deferred income taxes                                                       (177)            50            (23)
     Amortization of debt discount and issue costs                                               22             26             29
Gain on disposition of investments in affiliated companies                                       (9)            (9)           (12)
Change in assets and liabilities, net of effects of acquisitions and dispositions
     Accounts receivable, net                                                                  (945)          (439)           (82)
     Inventories                                                                               (806)          (539)           (77)
     Other current assets                                                                      (328)           (44)           (67)
     Accounts payable and accrued liabilities                                                 1,134            927            675
     Other assets                                                                               595            (95)           (16)
     Other liabilities                                                                          (19)           245            (42)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operations                                                               2,552          2,314          1,961
----------------------------------------------------------------------------------------------------------------------------------
INVESTING
Acquisitions and advances to affiliated companies                                              (894)          (408)          (117)
Dispositions of investments in affiliated companies                                              23             67             28
Payments for property, plant and equipment                                                   (3,320)        (2,187)        (1,442)
Other changes to property, plant and equipment, net                                             183            126             59
(Increase) decrease in short-term investments                                                    40           (105)           (22)
----------------------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                       (3,968)        (2,507)        (1,494)
----------------------------------------------------------------------------------------------------------------------------------
FINANCING
Net increase (decrease) in commercial paper and short-term borrowings
     less than 90 days                                                                          517            (38)          (345)
Proceeds from issuance of debt                                                                   32            521            330
Repayment of debt                                                                              (190)           (74)          (114)
Issuance of common stock                                                                      1,061            113            137
Payment of dividends                                                                           (149)          (120)          (100)
----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) financing activities                                          1,271            402            (92)
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                        $  (145)        $  209        $   375
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                $   886         $  677        $   302
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                      $   741         $  886        $   677
----------------------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION
(IN MILLIONS)                                                                         MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                                                                         1994           1993           1992
----------------------------------------------------------------------------------------------------------------------------------
NON-CASH ACTIVITIES
Conversion of zero coupon notes due 2009                                                       $251           $216            $11
Issuance of common stock for investment acquisition                                            $ --           $ 36            $19
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and those majority-owned subsidiaries where the Company has control. All significant intercompany accounts and transactions are eliminated in consolidation.

CASH EQUIVALENTS: The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES: Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which decreased other assets and stockholders' equity as of December 31, 1994 by immaterial amounts.

REVENUE RECOGNITION: The Company uses the percentage-of-completion method to recognize revenues and costs associated with most long-term contracts. For contracts involving certain technologies, profits and revenues are deferred until technological feasibility is established or customer acceptance is obtained. For other product sales, revenue is recognized at the time of shipment, and reserves are established for price protection and cooperative marketing programs with distributors.

INVENTORIES: Inventories are valued at the lower of average cost (which approximates computation on a first-in, first-out basis) or market (i.e., net realizable value or replacement cost), less progress payments on long-term contracts.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded principally using the declining-balance method, based on the estimated useful lives of the assets (buildings and building equipment, 5-50 years; machinery and equipment, 2-12 years).

FOREIGN CURRENCY TRANSLATION: Effective January 1, 1994, the Company's European operations commenced using the local currency, instead of the U.S. dollar, as the functional currency. The change did not have a material effect on the Company's statement of financial position, liquidity and results of operations as of January 1, 1994. Operations in Japan continue to use the Japanese yen as the functional currency. For all other operations the Company uses the U.S. dollar as the functional currency. The effects of translating the financial position and results of operations of local functional currency operations are included in stockholders' equity. The effects of foreign currency transactions and of remeasuring the financial position and results of operations into the functional currency are included in the statement of earnings.

     The Company uses financial instruments to hedge, and therefore attempt to reduce, its overall exposure to the effects of currency fluctuations on cash flows of foreign operations and investments in foreign countries. The Company's policy is not to trade these instruments for profit on the exchange rate price fluctuation alone, nor to trade in currencies for which there are no underlying exposures, nor to enter into trades for any currency to intentionally increase the underlying exposure. While these financial instruments are subject to market risks resulting from exchange rate movements, any transaction gains and losses on these instruments are generally expected to offset losses and gains on the underlying operational cash flows or investments. Gains and losses on hedges of existing assets or liabilities are marked to market on a monthly basis. Other gains or losses on financial instruments that do not qualify as hedges are recognized immediately as income or expense. Gains and losses on financial instruments which hedge firm future commitments are deferred until such time as the underlying transactions are recognized or immediately when the transaction is no longer expected to occur.

RECLASSIFICATIONS: Certain amounts in prior years' financial statements and related notes have been reclassified to conform to the 1994 presentation.

2. INCOME TAXES

The Company adopted, in 1992, SFAS No. 109, "Accounting for Income Taxes." The impact of this accounting change was not material.

COMPONENTS OF EARNINGS BEFORE INCOME TAXES AND CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

                                                   1994      1993      1992
---------------------------------------------------------------------------
United States                                    $1,140   $   360      $146
Other nations                                     1,297     1,165       654
                                                 --------------------------
     Total                                       $2,437    $1,525      $800
---------------------------------------------------------------------------

COMPONENTS OF INCOME TAXES PROVIDED ON EARNINGS

                                                   1994      1993      1992
---------------------------------------------------------------------------
Current:
     United States                              $  728      $197      $ 75
     Other nations                                 254       234       147
     State income taxes (U.S.)                      72        22         7
                                                ---------------------------
                                                 1,054       453       229
Deferred                                          (177)       50        (5)
                                                ---------------------------
Income taxes before cumulative effect
     of change in accounting principle          $  877      $503      $224
---------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

     Income tax payments were $962 million in 1994, $286 million in 1993 and $132 million in 1992.

     Income taxes are generally not provided on cumulative undistributed earnings of certain non-U.S. subsidiaries. Such undistributed earnings aggregated $2.9 billion and $2.3 billion at December 31, 1994 and 1993, respectively. It is intended that these earnings will be permanently reinvested in operations outside the U.S. Should these earnings be distributed, foreign tax credits would reduce the additional U.S. income tax which would be payable. In cases where taxes are provided on such undistributed earnings, those taxes have been included in U.S. income taxes.

     At December 31, 1994, certain non-U.S. subsidiaries had loss carryforwards for income tax reporting purposes of $39.7 million, with expiration dates starting in 1995.

DIFFERENCES BETWEEN INCOME TAX EXPENSE COMPUTED AT THE U.S. FEDERAL STATUTORY TAX RATE OF 35% FOR 1994 AND 1993 AND 34% FOR 1992 AND INCOME TAXES PROVIDED ON EARNINGS

                                                   1994      1993      1992
---------------------------------------------------------------------------
Income tax expense at statutory rate              $853      $534      $272
Taxes on non-U.S. earnings                          13       (21)      (31)
State income taxes                                  46        14         7
Foreign Sales Corporation                          (46)      (29)      (18)
Tax credits                                         (6)       (4)       (2)
Other                                               17         9        (4)
                                                   ------------------------
Income taxes before cumulative effect
     of change in accounting principle            $877      $503      $224
---------------------------------------------------------------------------

SIGNIFICANT DEFERRED TAX ASSETS (LIABILITIES)

December 31                                                  1994      1993
---------------------------------------------------------------------------
Depreciation                                               $(135)    $(134)
Deferred taxes on non-U.S. earnings                         (165)     (108)
Inventory reserves                                           255       201
Employee benefits                                            248       193
Capitalized items                                             91        71
Other deferred income taxes                                  125        19
                                                          -----------------
     Net deferred tax asset                                $ 419     $ 242
---------------------------------------------------------------------------

     Gross deferred tax assets were $1,320 million and $993 million at December 31, 1994 and 1993, respectively. Gross deferred tax liabilities were $901 million and $751 million at December 31, 1994 and 1993, respectively.

     The deferred tax assets are considered realizable considering past income and estimates of future income. These include, but are not limited to, carrybacks, earnings trends and tax planning strategies.

     The Internal Revenue Service (IRS) has examined the federal income tax returns for Motorola, Inc. through 1985 and the returns have been settled through that year. The settlement did not result in a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company. The IRS has completed its field audit of the years 1986 and 1987. In connection with these audits, the IRS has proposed adjustments to the Company's income and tax credits for those years which would result in additional tax. The Company disagrees with most of the proposed adjustments and is contesting them. In the opinion of the Company's management, the final disposition of these matters, and proposed adjustments from other tax authorities, will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.

3. DEBT AND CREDIT FACILITIES

LONG-TERM DEBT

December 31                                                  1994      1993
---------------------------------------------------------------------------
12% Eurodollar notes due 1994                              $   --  $     68
11.5% Eurodollar notes (retired during 1994)                   --        93
7.6% notes due 2007                                           300       300
6.5% debentures due 2008                                      199       199
Zero coupon notes due 2009                                     55       294
Zero coupon notes due 2013                                    316       309
6.75% industrial revenue bonds due 2014                        20        20
8.4% debentures due 2031
     (redeemable at the holders' option in 2001)              200       200
Other long-term debt                                           48        42
                                                          -----------------
                                                            1,138     1,525
Less current maturities                                        11       165
                                                          -----------------
Long-term debt                                             $1,127    $1,360
---------------------------------------------------------------------------

SHORT-TERM DEBT

December 31                                                  1994      1993
---------------------------------------------------------------------------
Notes to banks                                               $147     $  83
Commercial paper                                              745       293
Other short-term debt                                          13        14
                                                          -----------------
                                                              905       390
Add current maturities                                         11       165
                                                          -----------------
Notes payable and current
     portion of long-term debt                               $916      $555
---------------------------------------------------------------------------

WEIGHTED AVERAGE INTEREST RATES ON SHORT-TERM BORROWINGS

---------------------------------------------------------------------------
Commercial paper                                             4.6%      3.2%
Other short-term debt                                        7.5%      7.7%
---------------------------------------------------------------------------

     As of December 31, 1994, the outstanding zero coupon notes due 2009, referred to as Liquid Yield Option -TM- Notes ("LYONs" -TM-), had a face value at maturity of $130 million. The 2009 LYONs were priced at a 6% yield to maturity and are now convertible into 18.268 shares of Motorola common stock for each $1,000 note. During 1994, various holders of the 2009 LYONs exercised conversion rights for approximately 614,000 notes ($614 million face value; $251 million net carrying value).

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

     In 1993, the Company issued additional LYONs due 2013, having a face value of $480 million at maturity, for net cash proceeds of $301 million. The 2013 LYONs were priced to yield 2.25% to maturity and are now convertible into 11.178 shares of Motorola common stock for each $1,000 note. Both LYONs issues are subordinated to all existing and future senior indebtedness of the Company, rank on a parity with each other, and may be put back to the Company by the holders on specific dates prior to the stated maturities.

     During 1993, the Company issued $200 million in aggregate principal amount of 6.5% debentures due 2008. During February 1993, the Company called, at a rate of 103.1%, $45 million of the 8% sinking fund debentures due 2007 with the remaining balance of $13 million being called at par during September 1993. During March 1994, the Company called, at a rate of 101%, its 11.5% Eurodollar notes due 1997 with a carrying value totaling $93 million.

     Aggregate requirements for long-term debt maturities, in millions, during the next five years are as follows: 1995, $11; 1996, $10; 1997, $7; 1998, $6;
1999, $5.

     During 1994, the Company and its finance subsidiary entered into one- and five-year revolving domestic credit agreements totaling $1.5 billion with a group of banks. These agreements replaced $800 million of bilateral domestic credit facilities of the Company and its finance subsidiary and contain various conditions, covenants and representations. At December 31, 1994, the Company's total domestic and foreign credit facilities aggregated $2.6 billion, of which $151 million were used and the remaining amount was not drawn, but was available to back up outstanding commercial paper which totaled $745 million at December 31, 1994.

     During 1994, the Company filed and had declared effective a universal shelf registration statement for $800 million of debt and equity securities with the Securities and Exchange Commission. As of December 31, 1994, no securities had been issued under this universal shelf statement.

     Outstanding letters of credit aggregated approximately $426 million and $189 million at December 31, 1994 and 1993, respectively.

LYON -TM- IS A TRADEMARK OF MERRILL LYNCH & CO., INC.

4. OTHER FINANCIAL DATA

INCOME STATEMENT AND BALANCE SHEET INFORMATION
INCOME STATEMENT INFORMATION

                                                   1994      1993      1992
---------------------------------------------------------------------------
Research and development                        $1,860    $1,521    $1,306
                                                ---------------------------
Maintenance and repairs                            276       267       236
                                                ---------------------------
Foreign currency losses                             25        18        34
                                                ---------------------------
Interest expense, net:
     Interest expense                              192       182       196
     Interest income                               (50)      (41)      (39)
                                                ---------------------------
        Interest expense, net                   $  142    $  141    $  157
---------------------------------------------------------------------------

     The Company's cash payments for interest expense were $209 million in 1994, $126 million in 1993 and $121 million in 1992.

BALANCE SHEET INFORMATION

December 31                                                  1994      1993
---------------------------------------------------------------------------
Inventories:
     Finished goods                                       $   699   $   584
     W.I.P. and production materials                        1,971     1,280
                                                         ------------------
Total                                                      $2,670    $1,864
                                                         ------------------
Property, plant and equipment:
     Land                                                 $   169   $   151
     Buildings                                              3,504     2,475
     Machinery                                              9,728     6,690
     Equipment leased to others                               329       391
                                                         ------------------
                                                           13,730     9,707
     Less accumulated depreciation                          6,657     4,160
                                                         ------------------
Total                                                      $7,073    $5,547
                                                         ------------------
Accrued liabilities:
     Compensation                                         $   613   $   491
     Deferred revenue                                         219       223
     Accrued warranties                                       283       166
     Taxes other than income                                  162       137
     Income taxes payable                                      76       158
     Contribution to employees'
       profit sharing funds                                   176       107
     Dividends payable                                         59        31
     Other                                                  1,735     1,183
                                                         ------------------
Total                                                      $3,323    $2,496
---------------------------------------------------------------------------

DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 1994 and 1993, the Company had net outstanding foreign exchange contracts totaling $1.2 billion and $1.0 billion, respectively. Most of the hedge contracts, which are over-the-counter instruments, were scheduled to mature within three months with the longest maturity extending out 39 months. Management believes that these forward contracts should not subject the Company to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities and transactions being hedged. At December 31, 1994, deferred gains and losses totaled $1.2 million and $0.2 million, respectively. The following schedule shows the five largest net foreign exchange hedge positions as of December 31, 1994:

FOREIGN EXCHANGE NET HEDGE POSITIONS AT DECEMBER 31 IN MILLIONS OF U.S. DOLLARS

Buy (Sell)                                                   1994      1993
---------------------------------------------------------------------------
Japanese Yen                                               $(578)    $(338)
British Pound Sterling                                      (227)     (215)
German Deutsche Mark                                        (162)     (143)
Italian Lira                                                 (53)      (73)
French Franc                                                 (41)      (44)
---------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

     The Company is exposed to credit-related losses if counterparties to financial instruments fail to perform their obligations. However it does not expect any counterparties, which presently have high credit ratings, to fail to meet their obligations.

     The Company's finance subsidiary has outstanding floating to fixed interest rate commercial paper swaps totaling $50 million at December 31, 1994. These instruments mature at a rate of $25 million per year in 1995 and 1996. Amounts receivable or payable and gains or losses realized under swap agreements are recognized as yield adjustments over the life of the related debt.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include accounts receivable, short-term investments, long-term receivables, accounts payable, notes payable, long-term debt, foreign currency contracts and other financing commitments. The fair values of such financial instruments have been determined based on quoted market prices and market interest rates, as of December 31, 1994.

     At December 31, 1994, the fair value of the convertible zero coupon notes due 2009 was $138 million compared to the carrying value of $55 million. Such notes, however, are callable by the Company at the carrying value at any time. The fair values of all other financial instruments were not materially different than their carrying (or contract) values.

FINANCE SUBSIDIARY

The Company's finance subsidiary purchases customer obligations under long-term contracts from the Company at net carrying value.

     The finance subsidiary's interest revenue is included in the Company's consolidated net sales. Interest expense totaling $15 million in 1994, $12 million in 1993 and $11 million in 1992 is included in manufacturing and other costs of sales. In addition, long-term finance receivables of $257 million in 1994 and $282 million in 1993 are included in other assets.

FINANCIAL DATA OF CONSOLIDATED FINANCE SUBSIDIARY

                                                   1994      1993      1992
---------------------------------------------------------------------------
Total revenue                                   $   40    $   37    $   29
                                                ---------------------------
Net earnings                                        16        16        12
                                                ---------------------------
Total assets                                       339       361       295
                                                ---------------------------
Total liabilities                                 (285)     (298)     (248)
                                                ---------------------------
Stockholder's investments
     and advances                               $   54    $   63    $   47
---------------------------------------------------------------------------

LEASES

The Company owns most of its major facilities, but does lease certain office, factory and warehouse space, land, and data processing and other equipment under principally noncancellable operating leases. Rental expense, net of sublease income, was $185 million in 1994, $152 million in 1993 and $149 million in 1992. At December 31, 1994, future minimum lease obligations, net of minimum sublease rentals, for the next five years and beyond are as follows: 1995, $118; 1996, $95; 1997, $73; 1998, $49; 1999, $37; beyond, $139.

5. EMPLOYEE BENEFIT AND INCENTIVE PLANS

PENSION BENEFITS: The Company's noncontributory pension plan covers most U.S. employees after one year of service. The benefit formula is dependent upon employee earnings and years of service. The Company's policy is to fund the accrued pension cost or the amount allowable based on the full funding limitations of the Internal Revenue Code, if less.

     The Company has a noncontributory supplemental retirement benefit plan for its elected officers. The plan contains provisions for funding the participants' expected retirement benefits when the participants meet the minimum age and years of service requirements.

     Certain non-U.S. subsidiaries have varying types of retirement plans providing benefits for substantially all of their employees. Amounts charged to earnings for all non-U.S. plans were $68 million in 1994, $41 million in 1993 and $33 million in 1992.

     The Company uses a three-year, market-related asset value method of amortizing asset-related gains and losses.

     Net transition amounts and prior service costs are being amortized over periods ranging from 10 to 15 years.

     Benefits under all U.S. pension plans are valued based upon the projected unit credit cost method. The assumptions used to develop the projected benefit obligations for the plans for 1994 and 1993 were as follows:

                                                             1994      1993
---------------------------------------------------------------------------
Discount rate for obligations                               8.50%     7.25%
Future compensation increase rate                           5.50%     5.00%
Investment return assumption (regular)                      9.00%     9.25%
Investment return assumption (elected officers)             7.75%     8.00%
---------------------------------------------------------------------------

     Accounting literature requires discount rates to be established based on prevailing market rates for high-quality fixed-income instruments that, if the pension benefit obligation were settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. The Company has increased the discount rate in determining the pension obligation from 7.25% to 8.50% to comply with these guidelines. As of December 31, 1994, the investment portfolio was predominantly long-term bonds and equity investments, which have historically realized annual returns at or significantly above the assumed investment return rate. The Company believes that discount rate fluctuations are short term in nature and should not adversely affect the Company's long-term obligation.

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

COMPONENTS OF NET U.S. PENSION EXPENSE FOR THE REGULAR PENSION PLAN

                                                   1994      1993      1992
---------------------------------------------------------------------------
Service costs                                     $119      $ 92      $ 84
Interest cost on projected obligation               83        67        55
Actual return on plan assets                         7       (80)      (53)
Net amortization and deferral                     (113)      (11)      (25)
                                                ---------------------------
Net pension expense                              $  96      $ 68      $ 61
---------------------------------------------------------------------------

     The net U.S. pension expense for the elected officers' supplemental retirement benefit plan was $27 million in 1994, $19 million in 1993 and $17 million in 1992.

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


U.S. FUNDED PENSION PLANS

 December 31                                                                                 1994                     1993
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Elected                 Elected
                                                                                     Regular    Officers     Regular    Officers
--------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of:
     Vested benefit obligation                                                      $  (831)       $(40)    $  (754)       $(42)
                                                                                   ---------------------------------------------
     Accumulated benefit obligation                                                    (904)        (76)       (821)        (73)
                                                                                   ---------------------------------------------
     Projected benefit obligation for service rendered to date                       (1,239)        (96)     (1,117)        (82)

Plan assets at fair value, primarily bonds, stocks
     and cash equivalents                                                             1,090          56         991          45
                                                                                   ---------------------------------------------
Plan assets less than projected benefit obligation                                     (149)        (40)       (126)        (37)
Unrecognized net loss                                                                   127          28         106          36
Unrecognized prior service cost                                                           1          33           1          21
Unrecognized net transition (asset) liability                                           (46)          7         (57)          8
Adjustment required to recognize minimum liability                                       --         (47)         --       (56)
                                                                                   ---------------------------------------------
Pension liability recognized in balance sheet                                       $   (67)       $(19)    $   (76)       $(28)
--------------------------------------------------------------------------------------------------------------------------------

                                                                              37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

     The assumptions used to develop the accumulated postretirement benefit obligation for the retiree health care plan for 1994 and 1993 were as follows:

                                                             1994      1993
---------------------------------------------------------------------------
Discount rate for obligations                               8.50%     7.25%
Investment return assumption                                9.00%     9.25%
---------------------------------------------------------------------------

     Net retiree health care expenses recognized in 1994 were $26 million, $23 million in 1993 and $21 million in 1992.

U.S. FUNDED RETIREE HEALTH CARE PLAN

December 31                                                  1994      1993
---------------------------------------------------------------------------
Actuarial present value of accumulated
     postretirement benefit obligation                     $(281)    $(263)
Plan assets at fair value, primarily listed stocks,
     bonds and cash equivalents                               64        33
Unrecognized net loss                                         49        55
                                                           ---------------
Retiree health care liability recognized in
     balance sheet                                         $(168)    $(175)
---------------------------------------------------------------------------

     The health care trend rate used to determine the pre-age-65 accumulated postretirement benefit obligation was 9.33% for 1994, decreasing to 6% by the year 2000 and beyond. A flat 5% rate per year is used for the post-age-65 obligation. Increasing the health care trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $32 million as of December 31, 1994 and would increase the 1994 net retiree health care expense by $6 million. There are no significant postretirement health care benefit plans outside of the United States.

OTHER BENEFITS

PROFIT SHARING PLANS: The Company and certain subsidiaries have profit sharing plans, principally contributory, in which all eligible employees participate. The Company makes contributions to profit sharing funds in the United States and other nations, which are generally based upon percentages of pretax earnings, as defined, from those operations. Company contributions to all profit sharing plans totaled $176 million, $107 million and $59 million in 1994, 1993 and 1992, respectively.

MOTOROLA EXECUTIVE INCENTIVE PLAN: The Company may provide up to 7% of its annual consolidated pretax earnings, as defined in the Motorola Executive Incentive Plan, for the payment of cash incentive awards to key employees. During 1994, $129 million was provided for incentive awards, as compared to $78 million and $29 million in 1993 and 1992, respectively.

LONG RANGE INCENTIVE PLAN: During 1994, the shareholders approved the adoption of a new Long Range Incentive Plan (LRIPL) which was established to reward participating elected officers for the Company's achieving outstanding long-range performance, based on four preestablished performance objectives measured over a four-year cycle starting in 1994. These objectives are benchmarked and evaluated against companies within industries similar to Motorola's, and with similar internal objectives. The maximum amount to be awarded to an individual participant under this plan during any cycle cannot exceed the lesser of $5 million or 200 percent of each participants' respective base salary. Payouts under the LRIPL will occur subsequent to 1997 at which time the current Long Range Incentive Program (LRIPR) will terminate. During 1994, $12 million was provided for incentive awards.

RONA INCENTIVE PROGRAM: The RONA (Return On Net Assets employed) Incentive Program is available to eligible employees who are not participating in the Motorola Executive Incentive Plan. RONA awards are earned and paid semiannually to participants and depend, first, on the Company and, in most cases, the major business unit for which the participant works, exceeding a minimum RONA percentage (as determined by the Company) during the six-month period and, second, the extent to which such minimum percentage was exceeded. During 1994, $269 million was provided for RONA awards, as compared to $205 million and $87 million in 1993 and 1992, respectively.

STOCK OPTIONS: Under the Company's employee stock option plans, shares of common stock have been made available for grant to key employees. The exercise price of each option granted is 100% of market value on the date of the grant.

     Options exercised during 1994 were at per share prices ranging from $7.96 to $46.16. Options outstanding at December 31, 1994 were at per share prices ranging from $7.79 to $59.81. There are approximately 8,700 total current stock option holders. All share amounts and prices have been adjusted to reflect the 1994 and 1992 two-for-one stock splits.

SHARES SUBJECT TO OPTIONS

(In thousands, except employee data)               1994      1993      1992
---------------------------------------------------------------------------
Options outstanding at January 1                22,906    26,018    29,980
Additional options granted                       3,972     3,530     6,696
Options exercised                               (2,654)   (6,326)  (10,500)
Options terminated, cancelled or expired          (120)     (316)     (158)
                                               ----------------------------
     Options outstanding at December 31         24,104    22,906    26,018
Shares reserved for future option grants        13,602    17,454    20,668
                                               ----------------------------
     Total shares reserved                      37,706    40,360    46,686
                                               ----------------------------
     Total options exercisable                  20,137    19,376    19,344
                                               ----------------------------
Approximate number of employees
      granted options                            7,300     5,100     4,600
---------------------------------------------------------------------------

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

6. COMMITMENTS AND CONTINGENCIES

FINANCIAL: In August 1994, Motorola signed an agreement, now expiring June 14, 1995, with Nextel Communications, Inc. under which Motorola will receive up to
59.5 million shares of Nextel in exchange for most of Motorola's 800 MHz specialized mobile radio service (SMRS) businesses, systems and licenses in the continental United States. The agreement is subject to various conditions, including regulatory approvals, approval by Nextel stockholders and approval by Nextel public debt holders or satisfaction of provisions of Nextel's debt indentures. Nextel has agreed to purchase substantial quantities of MIRS -TM-equipment over a five-year period, and Motorola has agreed to provide up to $260 million of secured vendor financing for such equipment and related services, conditioned upon and following the closing of the Nextel agreement. The financing would be in addition to the $260 million secured credit arrangement previously provided by Motorola to Nextel subsidiaries. Motorola has also agreed to provide up to $165 million in secured vendor financing for OneComm upon completion of the planned merger of OneComm into Nextel. Nextel has indicated that it will require additional financing in order to complete its currently planned networks and acquisitions. This funding need, delays in closing the transactions under the Nextel agreement and delays in other transactions and system optimization and build-out issues, among others, could affect sales and orders of MIRS equipment to Nextel and others. Early in 1995, the Company made a short-term loan commitment of $55 million to OneComm, secured by its MIRS equipment sold to OneComm, which will become payable upon completion of the OneComm-Nextel merger. During 1995, concentrations of credit risk may be affected by the outcome of the Nextel agreements; however, as of December 31, 1994, the Company had no significant concentrations of credit risk.

     The Company further advanced its strategic investment in the IRIDIUM [REGISTERED TRADEMARK] global communications system. At December 31, 1994, the Company's equity investment in and commitments to make equity investments in Iridium, Inc. was approximately $413 million; additionally, it has committed, subject to action by the Iridium, Inc. Board, to additional equity investments totaling approximately $60 million. The Company's investment in Iridium, Inc. is included in the Consolidated Balance Sheet category "Other Assets." Iridium, Inc. will require additional funding from various sources in order to complete the global communications system, which is expected to take place over the next four years.

     The Company has executed two contracts with Iridium, Inc. for the construction and operation of the global communications system, providing for approximately $6.3 billion in payments by the consortium over a ten-year period which began in 1993. The Company has in turn entered into significant subcontracts for portions of the system, for which it will generally remain obligated even if Iridium, Inc. is unable to satisfy the terms of the contracts with the Company, including funding. Separately, the Company is making significant investments to produce ancillary products for the system, such as subscriber units. On January 31, 1995, the Federal Communications Commission
(FCC) issued a license to a Motorola subsidiary to construct, operate and launch the IRIDIUM system. However, other authorizations are still required for the IRIDIUM system to begin commercial service in the U.S. and in other countries in which service will be provided.

     The Company has entered into arrangements with a non-consolidated affiliate whereby the Company may increase, for an amount up to approximately $420 million, its percentage interest in the affiliate at the option of the affiliate or Motorola at various dates starting during 1995 which are not to extend beyond June 1997.

     Other off-balance-sheet commitments to extend or guarantee financing and recourse obligations under receivable sales arrangements which represent firm obligations at December 31,1994, aggregated approximately $273 million. Commitments to extend or guarantee financing include commitments for customer financing and for the financing of non-consolidated affiliates. Customer financing commitments require the customer to meet certain conditions established in the financing arrangements. Commitments represent the maximum amounts available under these arrangements and may not be completely utilized.


ENVIRONMENTAL AND LEGAL: Under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (CERCLA, or Superfund), the Company has been designated as a potentially responsible party by the United States Environmental Protection Agency with respect to certain waste sites with which the Company may have had direct or indirect involvement. Such designations are made regardless of the extent of the Company's involvement. These claims are in various stages of administrative or judicial proceedings. They include demands for recovery of past governmental costs and for future investigations or remedial actions. In many cases, the dollar amounts of the claims have not been specified, and have been asserted against a number of other entities for the same cost recovery or other relief as was asserted against the Company. The Company accrues costs associated with environmental matters when they become probable and reasonably estimable, which totaled $70 million as of December 31, 1994. The amount of such charges to earnings, which did not include potential reimbursements from insurance coverage, was $20 million, $36 million and $17 million in 1994, 1993 and 1992, respectively. However, due to their uncertain nature, the amounts accrued could differ, perhaps significantly, from the actual costs that will be incurred. These amounts assume no substantial recovery of costs from any insurer. The remedial efforts include environmental cleanup costs, and communication programs. These liabilities represent only the Company's share of any possible costs incurred in environmental cleanup sites, since in most cases, potentially responsible parties other than the Company may exist.

     The Company is a defendant in various suits, including environmental ones, and is subject to various claims which arise in the normal course of business. In the opinion of management the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial position, liquidity or results of operations of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

7. INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC REGION

The Company operates predominantly in the wireless communication, semiconductor technology and advanced electronic industries. Operations involve the design, manufacture and sale of a diversified line of products, which include, but are not limited to, two-way radios, pagers, cellular telephones and systems; semiconductors, including integrated circuits and microprocessor units; data communication and distributive data processing equipment and systems; and electronic equipment and industrial electronic products. Manufacturing and distribution operations in any one foreign country do not account for more than 10% of consolidated net sales or total assets.

     Operating profit (revenues less operating expenses) excludes general corporate expenses, net interest and income taxes. Intersegment and intergeographic transfers are accounted for on an arm's length pricing basis.

     Identifiable assets (excluding intersegment receivables) are the Company's assets that are identified with classes of similar products or operations in each geographic area. Corporate assets primarily include cash, marketable securities, equity investments and the administrative headquarters of the Company.

     In 1994, no single customer or group under common control represented 10% or more of the Company's sales. The equity in net assets of non-U.S. subsidiaries amounted to $4.21 billion at December 31, 1994 and $3.28 billion at December 31, 1993.


INDUSTRY SEGMENT INFORMATION


                                                             Net Sales                        Operating Profit
----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                       1994      1993      1992           1994                1993                1992
----------------------------------------------------------------------------------------------------------------------------------
General Systems
Products                                  $ 8,613   $ 5,236   $ 3,662    $1,214     14.1%    $  718      13.7%   $  420      11.5%
Semiconductor Products                      6,936     5,707     4,475       996     14.4%       801      14.0%      464      10.4%
Communications Products                     5,776     4,834     3,906       589     10.2%       354       7.3%      192       4.9%
Government and Space
     Technology Products                      829       858       650      (55)     (6.6)%      (17)     (2.0)%      (7)     (1.1)%
Other Products                              2,434     1,762     1,452       156      6.4%        95       5.4%       77       5.3%
Adjustments and eliminations               (2,343)   (1,434)     (842)      (29)      --        (11)       --        (4)       --
                                          ----------------------------    ------             -------             -------
     Industry segment totals              $22,245   $16,963   $13,303     2,871     12.9%     1,940      11.4%    1,142       8.6%
                                          ----------------------------
General corporate expenses                                                 (292)               (274)               (185)
Interest expense, net                                                      (142)               (141)               (157)
                                                                          ------             -------             -------
Earnings before income taxes
     and cumulative effect of change
     in accounting principle                                             $2,437     11.0%    $1,525      9.0%   $   800      6.0%
----------------------------------------------------------------------------------------------------------------------------------


                                                       Assets               Fixed Asset Expenditures        Depreciation Expense
----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                       1994      1993      1992      1994      1993      1992      1994      1993      1992
----------------------------------------------------------------------------------------------------------------------------------
General Systems
Products                                    $4,740  $  3,223  $  2,108   $   621   $   453   $   334   $   327   $   227   $   171
Semiconductor Products                       5,886     4,507     3,618     1,640     1,120       666       683       529       429
Communications Products                      4,319     3,202     2,925       451       363       263       265       238       207
Government and Space
     Technology Products                       565       304       312        41        31        24        35        33        33
Other Products                                 905       957       826       315       120       101       152        89       106
Adjustments and eliminations                   (72)      (24)      (32)       --        --        --        --        --        --
                                           ---------------------------   ---------------------------   ---------------------------
     Industry segment totals                16,343    12,169     9,757     3,068     2,087     1,388     1,462     1,116       946
General corporate                            1,193     1,329       872       254       100        54        63        54        54
                                           ---------------------------   ---------------------------   ---------------------------
     Consolidated totals                   $17,536   $13,498   $10,629    $3,322    $2,187    $1,442    $1,525    $1,170    $1,000
----------------------------------------------------------------------------------------------------------------------------------

1993 AND 1992 HAVE BEEN RECLASSIFIED TO REFLECT THE REALIGNMENT OF VARIOUS BUSINESS UNITS.

(IN MILLIONS, EXCEPT AS NOTED)     MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
-------------------------------------------------------------------------------

GEOGRAPHIC AREA INFORMATION(1)


                                                     Net Sales                                Operating Profit
----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                       1994      1993      1992           1994                1993                1992
----------------------------------------------------------------------------------------------------------------------------------
United States                              $16,297   $12,924   $10,232    $1,932     11.9%   $   970      7.5%   $   624      6.1%
Other nations                               12,758    10,066     8,017     1,292     10.1%     1,164     11.6%       706      8.8%
Adjustments and eliminations                (6,810)   (6,027)   (4,946)     (353)      --       (194)      --       (188)      --
                                          ----------------------------    ------             -------              ------
     Geographic totals                     $22,245   $16,963   $13,303     2,871     12.9%     1,940     11.4%     1,142      8.6%
                                          ----------------------------
General corporate expenses                                                  (292)               (274)               (185)
Interest expense, net                                                       (142)               (141)               (157)
                                                                          ------             -------              ------
Earnings before income taxes
     and cumulative effect of change
     in accounting principle                                              $2,437     11.0%    $1,525      9.0%    $  800      6.0%
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Assets
----------------------------------------------------------------------------------------------------------------------------------
December 31                                                                                               1994      1993      1992
----------------------------------------------------------------------------------------------------------------------------------
United States                                                                                          $10,750  $  7,731  $  6,297
Other nations                                                                                            5,943     4,674     3,668
Adjustments and eliminations                                                                              (350)     (236)     (208)
                                                                                                     -----------------------------
     Geographic totals                                                                                  16,343    12,169     9,757
General corporate assets                                                                                 1,193     1,329       872
                                                                                                     -----------------------------
     Consolidated totals                                                                               $17,536   $13,498   $10,629
----------------------------------------------------------------------------------------------------------------------------------

(1) AS MEASURED BY THE LOCALE OF THE REVENUE-PRODUCING OPERATIONS.

1993 AND 1992 HAVE BEEN RECLASSIFIED TO REFLECT THE REALIGNMENT OF VARIOUS BUSINESS UNITS.

8. STOCKHOLDER RIGHTS PLAN

Each outstanding share of the Company's common stock carries with it one-quarter of a preferred share purchase right. Each right becomes exercisable for one-thousandth of a share of the Company's junior participating preferred stock, series A, at an exercise price of $150 per one-thousandth of a share (subject to adjustment) if a person or group acquires 20% or more of the Company's common stock or announces a tender or exchange offer for 30% or more of the Company's common stock. If a person or group acquires 20% or more of the Company's common stock and in certain other circumstances, each right (except, in some instances, those held by an acquiror) becomes exercisable for an amount of the Company's common stock (or that of an acquiror) having a market value of twice the exercise price. In some cases, the Board of Directors may exchange rights for four shares (subject to adjustment) of the Company's common stock (or the equivalent) and may suspend the exercisability of the rights. The rights have no voting power, expire on November 20, 1998, and may be redeemed for $.05 per right prior to a public announcement that 20% or more of the Company's shares have been accumulated by a person or group.

FIVE YEAR FINANCIAL SUMMARY

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND OTHER DATA)                                MOTOROLA, INC. AND CONSOLIDATED SUBSIDIARIES
----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                                           1994           1993           1992           1991           1990
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                                      $22,245        $16,963        $13,303        $11,341        $10,885
Manufacturing and other costs of sales                          13,760         10,351          8,395          7,134          6,787
Selling, general and administrative expenses                     4,381          3,776          2,951          2,579          2,509
Depreciation expense                                             1,525          1,170          1,000            886            790
Interest expense, net                                              142            141            157            129            133
     Total costs and expenses                                   19,808         15,438         12,503         10,728         10,219
Earnings before income taxes and cumulative effect
     of change in accounting principle                           2,437          1,525            800            613            666
Income taxes provided on earnings                                  877            503            224            159            167
Net earnings before cumulative effect of change
     in accounting principle                                   $ 1,560        $ 1,022        $   576        $   454        $   499
Net earnings                                                   $ 1,560        $ 1,022        $   453        $   454        $   499
Net earnings before cumulative effect of change
     in accounting principle as a percent of sales                 7.0%           6.0%           4.3%           4.0%           4.6%
Net earnings as a percent of sales                                 7.0%           6.0%           3.4%           4.0%           4.6%
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (in dollars)(1),(2)
Fully diluted
     Net earnings before cumulative effect of change
       in accounting principle                                 $  2.65        $  1.78        $  1.05        $  0.84        $  0.93
     Cumulative effect of change in accounting
       principle                                                    --             --         (0.22)             --             --
     Net earnings                                              $  2.65        $  1.78        $  0.83        $  0.84        $  0.93
     Average common and common equivalent shares
       outstanding                                               592.7          583.7          567.1          558.5          555.7
Dividends declared per share                                   $ 0.310        $ 0.220        $ 0.198        $ 0.190        $ 0.190
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET
Total assets                                                   $17,536        $13,498        $10,629        $ 9,375        $ 8,742
Working capital                                                  3,008          2,324          1,883          1,424          1,404
Long-term debt                                                   1,127          1,360          1,258            954            792
Total debt                                                       2,043          1,915          1,695          1,806          1,787
Total stockholders' equity                                     $ 9,096        $ 6,409        $ 5,144        $ 4,630        $ 4,257
----------------------------------------------------------------------------------------------------------------------------------
OTHER DATA
Current ratio                                                     1.51           1.53           1.56           1.46           1.46
Return on average invested capital before cumulative
     effect of change in accounting principle                     17.5%          15.3%           9.4%           7.8%           9.4%
Return on average invested capital                                17.5%          15.3%           7.5%           7.8%           9.4%
Return on average stockholders' equity before cumulative
     effect of change in accounting principle                     21.0%          17.8%          11.7%          10.2%          12.3%
Return on average stockholders' equity                            21.0%          17.8%           9.4%          10.2%          12.3%
Fixed asset expenditures                                       $ 3,322        $ 2,187        $ 1,442        $ 1,387        $ 1,371
     % to sales                                                   14.9%          12.9%          10.8%          12.2%          12.6%
Research and development expenditures                          $ 1,860        $ 1,521        $ 1,306        $ 1,133          1,030
     % to sales                                                    8.4%           9.0%           9.8%          10.0%           9.5%
Year-end employment (in thousands)                                 132            120            107            102            105
----------------------------------------------------------------------------------------------------------------------------------

(1) ALL EARNINGS PER SHARE, DIVIDENDS AND OUTSTANDING SHARES DATA HAVE BEEN RESTATED TO REFLECT THE 1994 AND 1992 TWO-FOR-ONE STOCK SPLITS.

(2) PRIMARY EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE WERE THE SAME AS FULLY DILUTED FOR ALL YEARS SHOWN EXCEPT IN 1994 AND 1991 WHEN PRIMARY EARNINGS PER SHARE WERE ONE CENT HIGHER THAN FULLY DILUTED. AVERAGE PRIMARY COMMON AND COMMON EQUIVALENT SHARES OUTSTANDING FOR 1994, 1993, 1992, 1991 AND 1990 WERE 591.7, 582.6, 565.6, 555.6 AND 555.7, RESPECTIVELY.

QUARTERLY AND OTHER FINANCIAL DATA

(IN MILLIONS, EXCEPT PER SHARE AMOUNTS; UNAUDITED)                      1994                                    1993
----------------------------------------------------------------------------------------------------------------------------------
Quarterly                                                1ST       2ND       3RD       4TH       1st       2nd       3rd       4th
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                             $4,693    $5,439    $5,660    $6,453    $3,626   $ 3,936    $4,408    $4,993
Gross profit                                           1,785     2,060     2,121     2,519     1,391     1,556     1,696     1,969
Net earnings                                             298       367       380       515       204       224       254       340
Net earnings as a percent of sales                       6.4%      6.7%      6.7%      8.0%      5.6%      5.7%      5.8%      6.8%
----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA (in dollars)(1)
Primary net earnings per common
     and common equivalent share                     $  0.51   $  0.63   $  0.65   $  0.87   $  0.36  $   0.40   $  0.44   $  0.58
Fully diluted net earnings per common
     and common equivalent share                     $  0.51   $  0.63   $  0.65   $  0.86   $  0.36  $   0.40   $  0.44   $  0.58
----------------------------------------------------------------------------------------------------------------------------------
Dividends declared                                    $0.070    $0.070    $0.070    $0.100    $0.055   $ 0.055    $0.055    $0.055
Dividends paid                                        $0.055    $0.070    $0.070    $0.070    $0.055   $ 0.055    $0.055    $0.055
STOCK PRICES
     High                                             $54.83    $54.00    $55.75    $61.13    $33.56   $ 44.31    $52.56    $53.75
     Low                                              $43.25    $42.13    $43.38    $49.00    $24.31   $ 31.63    $41.25    $42.38
----------------------------------------------------------------------------------------------------------------------------------

(1) ALL EARNINGS PER SHARE, DIVIDEND AND STOCK PRICE DATA HAVE BEEN RESTATED TO REFLECT THE 1994 TWO-FOR-ONE STOCK SPLIT.

THE NUMBER OF STOCKHOLDERS OF RECORD OF MOTOROLA COMMON STOCK ON JANUARY 31, 1995, WAS 39,624.